As filed with the  Securities  and Exchange  Commission  on October 5, 2000
                                                  Registration No.
                                                                No. 811-10167
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6


              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                         INITIAL REGISTRATION STATEMENT

             TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-4 OF
                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             1150 SOUTH OLIVE STREET
                              LOS ANGELES, CA 90015
                     (Address of Principal Executive Office)

Name and Address of Agent for Service:            Copies to:
--------------------------------------            ----------
James W. Dederer, Esq.                            Frederick R. Bellamy, Esq.
Executive Vice President, General Counsel       Sutherland, Asbill & Brennan LLP
and Corporate Secretary                          1275 Pennsylvania Avenue, N. W.
Transamerica Occidental Life Insurance Company    Washington, D.C.  20004
1150 South Olive Street
Los Angeles, CA 90015

                              It  is  proposed  that  this  filing  will  become
effective:

                                    _____immediately upon filing pursuant to paragraph (b) _____On (________)pursuant to paragraph (b) _____60 days after filing pursuant to paragraph (a)(1) _____On (date) pursuant to paragraph (a)(1) _____On (date) pursuant to paragraph (a)(2) of Rule 485

                      Title of securities being registered:
               Flexible Premium Variable Life Insurance Contracts.

     Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), shall determine.

                                 PROSPECTUS FOR

                              TRANSSURVIVORSM LIFE

                        VARIABLE UNIVERSAL LIFE INSURANCE

    A Flexible Premium Joint and Last Survivor Variable Life Insurance Policy

                                    Issued By

                 Transamerica Occidental Life Insurance Company

              Offering 19 Sub-Accounts Under Separate Account VUL-4

                         In Addition to a Fixed Account



The Securities and Exchange Commission maintains a               Portfolios Associated with Sub-Accounts
web site (http://www.sec.gov) that                                    Alger American Income & Growth
contains material incorporated by reference and                  Alliance VP Growth and Income  Class B
other information regarding registrants that file                  Alliance VP Premier Growth  Class B
electronically with the Commission.                                      Dreyfus VIF Appreciation
                                                                          Dreyfus VIF Small Cap
Please note that the policies and the portfolios               Janus Aspen Series Balanced  Service Shares
are not guaranteed to achieve their goals and              Janus Aspen Series Worldwide Growth  Service Shares
are subject to risks, including possible loss of                         MFS VIT Emerging Growth
amount invested. Please read this prospectus                            MFS VIT Growth with Income
carefully and keep it for future reference. It                               MFS VIT Research
should be read with the current prospectus for the                    MS UIF Emerging Markets Equity
portfolios.                                                                MS UIF Fixed Income
                                                                            MS UIF High Yield
Neither the SEC nor the state securities commissions                   MS UIF International Magnum
have approved this investment                                         OCC Accumulation Trust Managed
offering or determined that this prospectus is                       OCC Accumulation Trust Small Cap
accurate or complete. Any representation tot he                    PIMCO VIT StocksPLUS Growth & Income
contrary is a criminal offense.                                          Transamerica VIF Growth
                                                                      Transamerica VIF Money Market




                                  Transamerica Occidental Life Insurance Company
                                              1150 South Olive Street
                                               Los Angeles, CA 90015
                                            http://www.transamerica.com




                                                 February 1, 2001


                                TABLE OF CONTENTS

DEFINITIONS...............................................................................................  4
SUMMARY                                                                                                     6
TABLES OF FEES AND EXPENSES...............................................................................  7
TABLE OF SEPARATE ACCOUNT INVESTMENT OPTIONS AND INVESTMENT ADVISERS...................................... 12
DESCRIPTION OF TRANSAMERICA, THE SEPARATE ACCOUNT
         AND THE PORTFOLIOS............................................................................... 13
         Transamerica Occidental Life Insurance Company................................................... 13
         Insurance Marketplace Standards Association...................................................... 13
         The Separate Account............................................................................. 13
         The Portfolios................................................................................... 13
         Voting Rights.................................................................................... 15
         Addition, Deletion or Substitution............................................................... 15
         Portfolios Not Publicly Available................................................................ 16
CHARGES AND DEDUCTIONS.................................................................................... 16
         Administrative Charge............................................................................ 16
         Surrender Penalty................................................................................ 17
         Allocation Change Charge......................................................................... 17
         Transfer Fee..................................................................................... 17
         Additional Illustrations......................................................................... 17
         Accelerated Death Benefit Rider.................................................................. 17
         Mortality and Expense Risk Charge................................................................ 17
         Monthly Deduction................................................................................ 18
         Reinstatement Interest Charges................................................................... 19
         Portfolio Expenses............................................................................... 19
         Possible Tax Charge.............................................................................. 19
THE POLICY................................................................................................ 19
         Owner............................................................................................ 19
         Beneficiary...................................................................................... 20
         Application for a Policy......................................................................... 20
         Minimum Initial Face Amount...................................................................... 21
         Effective Date of Coverage....................................................................... 21
         Policy Date...................................................................................... 21
         Backdating a Policy.............................................................................. 22
         Reallocation Date................................................................................ 22
         Free Look Period................................................................................. 22
         Transfers........................................................................................ 22
         Other Restrictions............................................................................... 23
         Dollar Cost Averaging or DCA..................................................................... 23
         Automatic Account Rebalancing or AAR............................................................. 24
         Telephone Access Privilege....................................................................... 25
         Guaranteed Exchange Option....................................................................... 26
         Option to Split The Policy....................................................................... 27
DEATH BENEFIT............................................................................................. 29
         Proof of Death................................................................................... 30
         Death Benefit Options............................................................................ 30
         Transfers After Survivor's Death................................................................. 31
         Settlement Provisions............................................................................ 31
         Simultaneous Deaths of the Joint Insureds........................................................ 32
         Option to Change the Face Amount................................................................. 32
PREMIUMS  32

         Premium Qualification Credit..................................................................... 33
         Premium Limitation............................................................................... 33
         Continuation of Insurance........................................................................ 34
         Automatic Premium Loan Endorsement............................................................... 34
ALLOCATION OF NET PREMIUMS................................................................................ 34
         Initial Premium.................................................................................. 34
         Crediting of Net Premiums Before Reallocation Date............................................... 35
         Subsequent Premiums.............................................................................. 35
UNIT AND UNIT VALUES...................................................................................... 35
         Valuation of Units............................................................................... 35
         Unit Values...................................................................................... 35
ACCUMULATION VALUE........................................................................................ 36
         Determination of Accumulation Value.............................................................. 36
         Sub-Accounts..................................................................................... 36
         Fixed Account.................................................................................... 36
         Loan Account..................................................................................... 36
         Partial Surrenders............................................................................... 36
         Surrender Penalty Free Withdrawals............................................................... 37
NONFORFEITURE OPTION...................................................................................... 38
POLICY LOANS.............................................................................................. 38
         Loan Repayment................................................................................... 38
         Loan Interest Charged............................................................................ 38
         Effect of Policy Loans........................................................................... 39
GRACE PERIOD.............................................................................................. 39
REINSTATEMENT............................................................................................. 40
OTHER BENEFITS............................................................................................ 41
         Guaranteed Policy Split Option Rider............................................................. 41
         Endorsement to Modify Grace Period............................................................... 43
         Accelerated Death Benefit Option Endorsement..................................................... 44
         Full Death Benefit Rider......................................................................... 47
         Estate Protection Rider.......................................................................... 47
OTHER POLICY PROVISIONS................................................................................... 48
         Incontestability of the Policy................................................................... 48
         Suicide.......................................................................................... 48
         Delay of Payments................................................................................ 48
FEDERAL TAX CONSIDERATIONS................................................................................ 48
         Transamerica Occidental Life Insurance Company and

            The Separate Account.......................................................................... 48
         Taxation of the Policies......................................................................... 49
         Withholding...................................................................................... 49
         Policy Loans..................................................................................... 49
         Interest Disallowance............................................................................ 49
         Modified Endowment Contracts..................................................................... 50
         Distributions Under Modified Endowment Contracts................................................. 50
REPORTS   50

DIRECTORS AND PRINCIPAL OFFICERS OF
         TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY................................................... 51
PERFORMANCE INFORMATION................................................................................... 52
DISTRIBUTION.............................................................................................. 55
LEGAL PROCEEDINGS......................................................................................... 55
INDEPENDENT AUDITORS AND FINANCIAL STATEMENTS............................................................. 55
FURTHER INFORMATION....................................................................................... 56
APPENDIX A - THE FIXED ACCOUNT............................................................................ 57
APPENDIX B - SETTLEMENT OPTIONS........................................................................... 59
APPENDIX C - ILLUSTRATIONS OF DEATH BENEFIT,
         ACCUMULATION VALUES AND ACCUMULATED PAYMENTS..................................................... 60

DEFINITIONS

Accumulation Value is the policy's total value on a specified date. The accumulation value at any time is equal to the sum of:

o       the value of the units of the sub-accounts credited to your policy; plus

o        the value in the fixed account credited to your policy.

Administrative Office is our office at 1100 Walnut Street, 28th Floor, Kansas City, Missouri 64106-2152.

o Our mailing address for all written requests and other correspondence is:

                 Transamerica Occidental Life Insurance Company
                              Administrative Office
                                   Box 417002
                        Kansas City, Missouri 64141-7002

o        Our address for express delivery is:

                 Transamerica Occidental Life Insurance Company
                       Attention: VUL Administration - K26
                               1100 Walnut Street
                        Kansas City, Missouri 64016-2152

o        Our customer service telephone number is:

                                 (800) XXX-XXXX

Base Policy is the policy issued without any riders.

Beneficiary is the person you designate to receive the death benefit.

Cash Value is the accumulation value, minus any surrender penalty.

Date of Issue is the date used to measure the period of time during which the Incontestability and the Suicide exclusion provisions are in effect.

Death Benefit is the amount payable to the beneficiary when the last-to-die of the joint insureds dies.

Death Benefit Factors for your policy are determined by us and are shown in your policy. The death benefit factors are calculated separately for each policy.

Delivery Requirement is any requirement that must be completed before the policy can become effective and before the policy may be delivered to you. Examples include any application amendment or additional evidence of insurability that we require. Except as otherwise provided in the conditional receipt, the policy will not become effective until after all requirements are satisfied.

Designated Individual is the person upon whose life expectancy a settlement option is based and upon whose life continued payments under a settlement option may depend.

Exact Age is the age of the younger of the two joint insureds on that insured's nearest birthday.

First Death is the death of the first to die of the joint insureds.

Fixed Account is one of the investment options under the policy. The fixed account is a part of the general account. The net premiums you allocate to the fixed account and the portion of the accumulation value in the fixed account will earn interest at a fixed interest rate.

Free Look Period is the initial period of time after you first receive the policy during which you have the right to examine and return the policy for a refund.

General Account represents all our assets other than those held in separate accounts.

Gross Premium is 100% of any premium you pay.

Internal Revenue Code (IRC or Code) is the Internal Revenue Code of 1986, as amended, and its rules and regulations.

Investment Option is the fixed account or any sub-account of the separate account.

Joint Insureds are the two persons whose lives are insured under the policy.

Lapse is the termination of the policy at the end of the grace period due to insufficient premium or insufficient unloaned accumulation value.

Loan Account is an account which reflects the outstanding loan. It is a part of the fixed account. The loan account is not an investment option.

Maximum Loan Value is the largest amount you may borrow under the policy.

Monthly Deduction is an amount we deduct from the accumulation value on the policy date and on each monthly policy date thereafter.

Monthly Policy Date is the date monthly deductions are taken. The first monthly policy date is the policy date. The monthly policy date occurs each month after the policy date on the same day of the month as the policy date.

Net Amount at Risk is the difference, on a specified date, between the death benefit and the accumulation value of the policy.

Net Asset Value is the per share value of a portfolio as calculated by the portfolio and reported to us.

Net Cash Value is the cash value, minus any outstanding loans.

Net Loan Amount is a policy loan, minus any loan interest due.

Net Premium is any gross premium payment minus an administrative charge.

Owner is the person or persons who are entitled to the rights granted under the policy while either or both of the joint insureds are alive.

Payee is the person who has the right to elect a settlement option and to receive payments under that settlement option. If you surrender the policy, you are the payee under any settlement option you elect. After the survivor's death, the beneficiary is the payee under the settlement option you elect.

Policy Anniversary is an annual anniversary associated with the policy date.

Policy Loan is indebtedness to us for a loan secured by the policy.

Portfolio is a mutual fund investment in which a sub-account invests.

Pro Rata Allocation is a proportionate allocation among the investment options. A pro-rata allocation is equal to the portion of the accumulation value in an the investment option, divided by the total accumulation value of the policy, excluding the portion of the accumulation value in the loan account. Any fees, charges, reductions or deductions from the accumulation value will be allocated on a pro-rata basis, unless you choose the investment options to which you want to allocate these amounts according to the procedures we establish.

Reallocation Date is the date that net premiums initially allocated to the money market sub-account, plus any earnings on those net premiums, are transferred to one or more other sub-accounts of the separate account according to the options you choose in your application.

Reinstate means to restore coverage after the policy has lapsed, subject to certain requirements and limitations.

Required Premium Per Year for the base policy is the minimum cumulative amount of premium you must pay in each of the first five policy years. You may pay all or any part of this premium in advance.

Rider is an attachment to the policy that provides an additional benefit.

Separate Account is Transamerica Occidental Life Separate Account VUL-4 of Transamerica Occidental Life Insurance Company, one of our separate investment accounts. It consists of the sub-accounts under the policy.

Sub-Account is an investment option under the policy. It is a subdivision of the separate account investing exclusively in the shares of a specific portfolio. The net premiums you allocate to any sub-account and the portion of the accumulation value in any sub-account may increase or decrease depending on investment results.

Survivor is the insured who remains alive after the first death of one of the joint insureds.

Telephone Access Privilege is an option to transfer amounts between or among investment options, change your premium allocation or request a loan by telephone, within limits. The telephone access privilege will apply, unless you advise us in writing that you do not want this option. Unless you elect not to have the option available, you or your registered representative may exercise this option. We reserve the right to discontinue this option at any time.

Unit is a measure of interest in a sub-account.

Unit Value is the value of a unit on a given valuation date.

Valuation Date is any day that the New York Stock Exchange is open for business. A valuation date ends when the stock market closes for the day, generally at 4 pm Eastern Time.

Valuation Period is the period between the close of business on one valuation date and the close of business on the next valuation date.

We, our, us, Company and Transamerica refer to Transamerica Occidental Life Insurance Company.

Written Request is a signed request in a form satisfactory to us that is received at our Administrative Office.

You and your means the owner of the policy.

SUMMARY

General

TransSurvivorSM Life VUL is a joint and last survivor variable universal life insurance policy issued by Transamerica Occidental Life Insurance Company. The following summary is intended to provide a general description of the most important features of the policy. The remainder of the prospectus and the policy provide further detail. The policy's provisions may vary in some states.

We will pay a death benefit to the beneficiary if both joint insureds die while the policy is in force. A death benefit is payable only upon the death of the second of the joint insureds to die. We refer to this as the death of the survivor. There is no death benefit payable upon the death of the first of the joint insureds. We refer to this as the first death.

While the policy is in force, you may request partial surrenders, policy loans and a full surrender, subject to applicable provisions and limitations. You may also add to your coverage by electing optional benefits available.


During the first five policy years, you must pay a required premium per year to keep the policy in force. Within limits, you may pay all or part of the premium cumulatively in advance. You may pay more than the required premium per year, subject to the Premium Limitations. At the end of each of the first five policy years, we will determine whether you have paid the required premium per year amount. If you do not pay the required premiums, your policy will enter the grace period on the policy anniversary. If you do not pay the required premium during the grace period, the policy will lapse and insurance coverage will terminate. If you do pay the required premium, we will add a premium qualification credit to your policy on the following policy anniversary.


Paying the required premiums during the first five policy years does not guarantee the policy will not lapse. Even if you pay the required premiums during the first five policy years, the policy can still lapse if the accumulation value, less any outstanding loan, is not enough to pay the monthly deductions due.

After the first five policy years, your premium payments are flexible, within limits. Premiums may be paid until the policy anniversary nearest the 100th birthday of the younger of the joint insureds. After the fifth policy year, we will continue to provide you with a schedule of premium payments. Paying these premiums does NOT guarantee that your policy will not lapse (except as provided under the optional Endorsement to Modify Grace Period). Making additional payments after the end of the first five policy years may be necessary to keep your policy from entering the grace period and subsequently lapsing. You may add the optional Endorsement to Modify Grace Period to your policy which will, within limits, prevent your policy from entering the grace period, during the time the Endorsement is in effect, if the monthly deductions due are greater than the available policy value.

There are certain risks associated with purchasing a variable universal life insurance policy. There is no guarantee that the investment objectives of the portfolios will be achieved. The accumulation value may be less than the aggregate premiums paid for the policy. Before investing, carefully read this prospectus and the prospectuses of the portfolios that accompany this prospectus.

Because of the substantial nature of the surrender penalties, the policy is not suitable for short-term investment purposes. Also, prospective purchasers should note that it may not be advisable to purchase a policy as a replacement for existing insurance. There may be important tax consequences of making loans, assignments and partial surrenders, or surrendering the policy. See Taxation of the Policies for important information about potential tax consequences of exercising some of your rights under the policy.


                           TABLES OF FEES AND EXPENSES

The following table describes the fees and expenses you will pay when purchasing, owning and surrendering the policy.

                                Transaction Fees

-------------------------------- ------------------------------ ------------------------------ ------------------------
                                        When Charge is                     Amount                Policies From Which

Type of Fee                                Deducted                       Deducted               Charge is Deducted

-------------------------------- ------------------------------ ------------------------------ ------------------------
-------------------------------- ------------------------------ ------------------------------ ------------------------
Administrative Charge            Each premium payment.          6% of premium, currently       All
                                                                (5.5% of premium, currently,
                                                                if face amount $10,000,000
                                                                or greater)
                                                                12% of premium, maximum
-------------------------------- ------------------------------ ------------------------------ ------------------------
-------------------------------- ------------------------------ ------------------------------ ------------------------
Surrender Penalty                Upon full surrender and        $25 minimum.                   Policies surrendered
                                 decreases in face amount,      The full surrender penalty     during first 15 policy
                                 during policy years 1-15,      is the surrender penalty       years. Policies on
                                 but no later than the policy   factor times each $1,000 of    which partial
                                 anniversary nearest the        base policy face amount. The   surrenders in excess
                                 100th birthday of the          surrender penalty factor       of surrender penalty
                                 younger of the joint           varies by the age of the       free withdrawal
                                 insureds.                      policy and each joint          amounts are taken.
                                                                insured's:                     Policies on which face
                                 Upon partial surrenders in                                    amount decreases are
                                 all policy years.              o        age at issue,         taken during the first
                                                                o        sex,                  15 policy years.
                                                                o        smoker or nonsmoker
                                                                     status, and
                                                                o        risk class.

                                                                The    surrender
                                                                penalty      for
                                                                partial
                                                                surrenders   and
                                                                decreases     in
                                                                face amount is a
                                                                proportionate
                                                                share   of   the
                                                                full   surrender
                                                                penalty  for the
                                                                policy.

-------------------------------- ------------------------------ ------------------------------ ------------------------
-------------------------------- ------------------------------ ------------------------------ ------------------------
Allocation Change Charge         On each change of allocation   $25                            All policies on which
                                 of new premiums.                                              a change in allocation
                                                                                               of premium occurs.
                                                                                               Currently waived.
-------------------------------- ------------------------------ ------------------------------ ------------------------
-------------------------------- ------------------------------ ------------------------------ ------------------------
Transfer Fee                     On each transfer after 18 in   $25 from transfer amount.      All policies on which
                                 a policy year.                                                more than 18 transfers
                                                                                               occur during a policy
                                                                                               year.
-------------------------------- ------------------------------ ------------------------------ ------------------------
-------------------------------- ------------------------------ ------------------------------ ------------------------
Additional Illustrations         At time of request for each    $25                            All policies on which
                                 illustration of values                                        the excess
                                 requested in excess of one                                    illustration is
                                 illustration in a policy                                      requested in a policy
                                 year.                                                         year.
-------------------------------- ------------------------------ ------------------------------ ------------------------
-------------------------------- ------------------------------ ------------------------------ ------------------------
Riders and Other Benefits

o        Accelerated Death       At time of payment to you.     $250 for each payment made     All, if rider elected
     Benefit Rider                                              under the option.              and option is
                                                                                               exercised.
-------------------------------- ------------------------------ ------------------------------ ------------------------




The following table describes the charges you will pay periodically during the time that you own the policy (not including portfolio expenses):

                      Charges Other than Portfolio Expenses

-------------------------------- ---------------------------- ------------------------------ ------------------------
                                       When Charge is                    Amount                Policies From Which

Type of Fee                               Deducted                      Deducted               Charge is Deducted

-------------------------------- ---------------------------- ------------------------------ ------------------------
-------------------------------- ---------------------------- ------------------------------ ------------------------
Mortality and Expense Risk       Daily deduction reflected    0.25% annualized on net        All with accumulation
Charge                           in sub-account unit value    assets in each sub-account.    value in one or more
                                 calculation.                 Charges taken at a daily       sub-accounts. The
                                                              rate of 0.000685787%, for      charge is reflected in
                                                              the number of days in the      the unit value
                                                              valuation period, of net       calculation for each
                                                              assets in each sub-account.    sub-account.
-------------------------------- ---------------------------- ------------------------------ ------------------------
Monthly Deduction                Beginning with the policy    Varies as described below.     All, until the policy
                                 date and each monthly        Sum of these four charges:     anniversary nearest
                                 policy date thereafter                                      the 100th birthday of
                                 until the policy             o        Monthly Deduction     the younger of the
                                 anniversary nearest the           Rate times each $1,000    joint insured's.
                                 100th birthday of the             of net amount at risk
                                 younger of the joint              on the base policy; plus
                                 insured's.                   o        Monthly deduction
                                                                   for riders; plus
                                                              o        Policy fee; plus
                                                              o        Monthly expense
                                                                   charge per thousand.

o        Monthly Deduction                                    The monthly deduction rate
     Rate, times each $1,000                                  time each $1,000of the net
     of the net amount at risk                                amount at risk on the
     on the base policy (cost                                 monthly policy date. The
     of insurance)                                            rate will depend on the face
                                                              amount    of   the
                                                              policy, the number
                                                              of years  that the
                                                              policy has been in
                                                              force,   and  each
                                                              joint insured's:

                                                              o        age at issue,
                                                              o        sex,
                                                              o        smoker or nonsmoker
                                                                   status, and
                                                              o        risk class,
                                                                   adjusted as applicable
                                                                   for extra ratings.

                                                              We   may    charge
                                                              rates   that   are
                                                              less    than   the
                                                              maximum.

-------------------------------- ---------------------------- ------------------------------ ------------------------







                      Charges Other than Portfolio Expenses

-------------------------------- ---------------------------- ------------------------------ ------------------------
                                       When Charge is                    Amount                Policies From Which

Type of Fee                               Deducted                      Deducted               Charge is Deducted

-------------------------------- ---------------------------- ------------------------------ ------------------------
Monthly Deduction
  (continued)

o        Monthly Deduction for
     Riders

>>       Full Death Benefit      Part of monthly deduction    $1.00 times each $1,000 of     All policies on which
         Rider                   during policy years when     net amount at risk on base     the rider is in force
                                 younger of joint insureds    policy.                        during policy years
                                 is between attained ages                                    when the younger of
                                 90 and 99.                                                  the joint insureds is
                                                                                             between attained ages
                                                                                             90 and 99.

>>       Estate Protection       Part of monthly deduction    Rate times each $1,000 of      All policies on which
         Rider                   during first 4 policy        rider coverage. Rates vary     rider is in force.
                                 years.                       by the same parameters as      Rider expires after
                                                              the base policy monthly        4th policy year.
                                                              deduction rate.

Policy Fee                                                    $6.00 per month, currently     All

                                                              Policy Year 1:    $6.00,
                                     maximum

                                                              Policy Years 2+:  $10.00,
                                     maximum

o        Monthly Expense                                      The charge will depend on      All
     Charge Per Thousand                                      the face amount of the base
                                                              policy, and each joint
                                   insured's:

                                                              o        age at issue;
                                                              o        sex,
                                                              o        smoker or nonsmoker
                                                                   status,
                                                              o        class of risk, and
                                                              o        any extra ratings
                                                                   assessed.
-------------------------------- ---------------------------- ------------------------------ ------------------------


                                                             Portfolio Expenses

                              (as a percentage of assets after fee waiver and/or expense reimbursement)(1)

                                                                                                               Total
                                                                                                             Portfolio

                                                                Management         Other          Rule        Annual

Portfolio                                                          Fees           Expenses     12b-1 Fees    Expenses
---------                                                          ----           --------     ----------    --------
Alger American Income & Growth                                    0.625%           0.075%           -          0.70%
Alliance VP Growth & Income - Class B                              0.63%           0.09%          0.25%        0.97%
Alliance VP Premier Growth - Class B                               1.00%           0.04%          0.25%        1.29%
Dreyfus VIF Appreciation                                           0.75%           0.03%            -          0.78%
Dreyfus VIF Small Cap                                              0.75%           0.03%            -          0.78%
Janus Aspen Series Balanced - Service Shares(2)                    0.65%           0.02%          0.25%        0.92%
Janus Aspen Series Worldwide Growth - Service Shares(2)            0.65%           0.05%          0.25%        0.95%
MFS VIT Emerging Growth                                            0.75%           0.09%            -          0.84%
MFS VIT Growth with Income                                         0.75%           0.13%            -          0.88%
MFS VIT Research                                                   0.75%           0.11%            -          0.86%
MS UIF Emerging Markets Equity(3)                                  0.42%           1.37%            -          1.79%
MS UIF Fixed Income(3)                                             0.14%           0.56%            -          0.70%
MS UIF High Yield(3)                                               0.19%           0.61%            -          0.80%
MS UIF International Magnum(3)                                     0.29%           0.87%            -          1.16%
OCC Accumulation Trust Managed(3)(4)                               0.77%           0.06%            -          0.83%
OCC Accumulation Trust Small Cap(4)                                0.80%           0.09%            -          0.89%
PIMCO VIT StocksPLUS Growth & Income(5)                            0.40%           0.25%            -          0.65%
Transamerica VIF Growth                                            0.70%           0.15%            -          0.85%
Transamerica VIF Money Market                                      0.00%           0.60%            -          0.60%


We may receive payment from some or all of the portfolios or their advisers in varying amounts that may be based on the amount of assets allocated to the portfolios. The payments are for administrative or distribution services.

The fee table information relating to the underlying portfolios was provided to us by the portfolios or their investment advisers, as we have not and cannot independently verify either the accuracy or completeness of such information. Therefore, we disclaim any and all liability for such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table. These expenses are for the year ended December 31, 1999.

Notes to Fee Table:

(1) From time to time, the portfolio's investment advisers, each in its own discretion, may voluntarily waive all or part of their fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the Portfolio Expenses table are the expenses paid for 1999. The expenses shown in the table reflect a portfolio's adviser's waivers of fees or reimbursement of expenses, if applicable. It is anticipated that such waivers or reimbursements will continue for calendar year 1999. Without such waivers or reimbursements, the annual expenses for 1999 for certain portfolios would have been, as a percentage of assets, as follows:

                                                                                        Total Portfolio

                                                   Management Fees        Other              Annual

Portfolio                                                               Expenses            Expenses
---------                                                               --------            --------
MS UIF Emerging Markets Equity                          1.25%             1.37%              2.62%
MS UIF Fixed Income                                     0.40%             0.56%              0.96%
MS UIF High Yield                                       0.50%             0.61%              1.11%
MS UIF International Magnum                             0.80%             0.87%              1.67%
Transamerica VIF Growth                                 0.75%             0.15%              0.90%
Transamerica VIF Money Market                           0.35%             1.04%              1.39%

(2) Expenses are based on estimated expenses the service shares expect to incur in the initial fiscal year.

(3) The management fee of certain of the portfolios includes breakpoints at designated asset levels. Further information on these breakpoints is provided in the prospectuses for the portfolios.

(4) The Adviser is contractually obligated to waive that portion of the advisory fee and to assume any necessary expense to limit total operating expenses of the portfolio to 1.00% of average net assets (net of expenses offset) on an annual basis.

(5) PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent these expenses would exceed 0.65% of average daily assets due to the payment of organizational expenses and Trustees' fees. Without such reductions, total operating expenses for the fiscal year ended December 31, 1999 were 0.65%. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. Fees expressed are restated as of April 1, 2000.



                TABLE OF SEPARATE ACCOUNT INVESTMENT OPTIONS AND

                               INVESTMENT ADVISERS
Investment Adviser                       Trust/Fund                             Portfolios

Fred Alger Management, Inc.              Alger American Fund                    o        Income & Growth Portfolio

Alliance Capital Management,             Alliance Variable Products             o        Growth and Income Portfolio
L.P.                                     Series Fund, Inc.                          -
                                                                                    Class B
                                                                                o        Premier Growth Portfolio -
                                                                                    Class B

The Dreyfus Corporation                  Dreyfus Variable Investment            o        Appreciation Portfolio
                                         Fund                                   o        Small Cap Portfolio

Janus Capital Corporation                Janus Aspen Series                     o        Balanced Portfolio -
                                                                                    Service Shares
                                                                                o        Worldwide Growth Portfolio

                                                                                    -
                                                                                    Service Shares

MFS Investment Management(R)             MFS Variable Insurance                 o        Emerging Growth Series
                                         Trust                                      Portfolio
                                                                                o        Growth with Income Series
                                                                                    Portfolio

                                                                                o        Research Series Portfolio

Morgan Stanley Asset Management          The Morgan Stanley Universal           o        Emerging Markets Equity
                       Institutional Funds, Inc. Portfolio

                                                                                o        International Magnum
                                                                                    Portfolio

Miller Anderson & Sherrerd, LLP          The Morgan Stanley Universal           o        Fixed Income Portfolio
                                         Institutional Funds, Inc.              o        High Yield Portfolio

OpCap Advisors                           OCC Accumulation Trust                 o        Managed Portfolio
                                                                                o        Small Cap Portfolio

Pacific Investment Management            PIMCO Variable Insurance               o        StocksPLUS Growth and
Company ("PIMCO")                        Trust                                      Income Portfolio

Transamerica Investment                  Transamerica Variable                  o        Growth Portfolio
Management, LLC                          Insurance Fund, Inc.                   o        Money Market Portfolio


DESCRIPTION OF TRANSAMERICA,
THE SEPARATE ACCOUNT AND

THE PORTFOLIOS

Transamerica Occidental Life Insurance
Company

Transamerica Occidental Life Insurance Company, or Transamerica, is a stock life insurance company incorporated under the laws of the State of California on June 30, 1906. Transamerica is principally engaged in the sale of life insurance and annuity policies. The home office of Transamerica is at 1150 South Olive Street, Los Angeles, California 90015.

Transamerica   Corporation,   a  subsidiary  of  AEGON  N.V.,   indirectly  owns
Transamerica Occidental Life Insurance Company.

Insurance Marketplace Standards
Association

In recent years, the insurance industry has recognized the need to develop specific principles and practices to help maintain the highest standards of marketplace behavior and enhance credibility with consumers. As a result, the industry established the Insurance Marketplace Standards Association, or IMSA.

As an IMSA member, we agree to follow a set of standards in our advertising, sales and service for individual life insurance and annuity products. The IMSA logo, which you will see on our advertising and promotional materials, demonstrates that we take our commitment to ethical conduct seriously.

The Separate Account

Transamerica Occidental Life Separate Account VUL-4, designated as the separate account, was established by us as a separate account under the laws of the State of California, pursuant to resolutions adopted by our Board of Directors on June 11, 1996.

The separate account is registered with the Securities Exchange Commission, or SEC, under the Investment Company Act of 1940, or 1940 Act, as a unit investment trust. It meets the definition of a separate account under the federal securities laws. However, the Commission does not supervise the management of the investment practices or policies of the separate account. The variable benefits under this policy are provided through the separate account. The assets of the separate account are our property. Income, if any, together with gains and losses, realized or unrealized, from assets in the separate account will be credited to or charged against the amounts allocated to the separate account without regard to other income, gains or losses of Transamerica Occidental Life Insurance Company. Assets equal to the liabilities of the separate account will not be charged with liabilities arising out of any other business we may conduct. If the assets in the separate account exceed the liabilities arising under the policies supported by the separate account, the excess may be used to cover other liabilities of Transamerica Occidental Life Insurance Company. Any amount we allocate to the separate account for state or federal income taxes may be deducted from the separate account.

The separate account currently has nineteen sub-accounts available for investment, each of which invests solely in a specific corresponding mutual fund portfolio. Changes to the sub-accounts may be made at our discretion. All sub-accounts may not be available in all jurisdictions.

The Portfolios

The sub-accounts invest in a variety of portfolios.

The portfolios are open-end management investment companies, or portfolios or series of, open-end management companies registered with the SEC under the 1940 Act and are usually referred to as mutual funds. This SEC registration does not involve SEC supervision of the investments or investment policies of the portfolios.

Before investing, carefully read the prospectuses of the portfolios that accompany this prospectus. The portfolios' prospectuses contain more detailed information on the portfolio's investment objectives, restrictions, risks, expenses and advisers. Statements of Additional Information for the portfolios are available on request. There is no guarantee that the investment objectives of the portfolios will be achieved. The accumulation value may be less than the aggregate premiums made to the policy.

A summary of the portfolios is described below.

The Income & Growth Portfolio of The Alger American Fund seeks current income with long-term capital appreciation by investing in dividend-paying equity securities that also offer opportunities for capital appreciation.

The Growth and Income Portfolio - Class B of the Alliance Variable Products Series Fund, Inc. seeks capital growth with current income by investing in dividend-paying common stocks of good quality.

The Premier Growth Portfolio - Class B of the Alliance Variable Products Series Fund, Inc. seeks capital growth through active portfolio investment in equity securities of carefully selected U.S. companies that are likely to achieve superior earnings growth.

The Appreciation Portfolio of the Dreyfus Variable Investment Fund seeks current income and long-term capital growth consistent with preservation of capital by investing in common stocks focusing on "blue chip" companies with total market values of more than $5 billion at the time of purchase.

The Small Cap Portfolio of the Dreyfus Variable Investment Fund seeks to maximize capital appreciation by investing in common stocks of U.S. and foreign companies characterized by new or innovative products or services which should enhance prospects for growth of future earnings.

The Balanced Portfolio - Service Shares of the Janus Aspen Series seeks long-term growth consistent with preservation of capital and balanced by current income by investing in equity and fixed-income securities selected primarily for their income potential.

The Worldwide Growth Portfolio - Service Shares of the Janus Aspen Series seeks long-term growth of capital by investing in common stocks of foreign and domestic companies. The portfolio has the flexibility to invest on a world-wide basis in companies and other organizations of any size, regardless of the country of organization or place of principal business activity.

The Emerging Growth Series of the MFS Variable Insurance Trust seeks long-term growth of capital by investing in common stocks of companies that are early in their life cycles that MFS believes have the potential to become major enterprises.

The Growth With Income Series of the MFS Variable Insurance Trust seeks current income with long-term capital growth by investing in equity securities of companies that are believed to have long-term potential for growth and income.

The Research Series of the MFS Variable Insurance Trust seeks long-term growth of capital and future income by investing in equity securities of companies believed to possess better-than-average prospects for long-term growth.

The Emerging Markets Equity Portfolio of the Morgan Stanley Universal Institutional Funds, Inc. seeks long-term capital appreciation by investing primarily in emerging market countries. The Adviser seeks to maximize returns by investing in markets with improving fundamentals, attractive valuations, and low investor recognition, and by selecting securities that demonstrate attractive growth, reasonable valuations, and attractive fundamentals.

The Fixed Income Portfolio of the Morgan Stanley Universal Institutional Funds, Inc. seeks above-average income and total return by investing in obligations of the U.S. government and its agencies, corporate bonds, mortgage-backed securities, foreign bonds, and other fixed income securities and derivatives.

The High Yield Portfolio of the Morgan Stanley Universal Institutional Funds, Inc. seeks above-average income and total return by investing in high yield securities, including corporate bonds and other fixed income securities and derivatives.

The International Magnum Portfolio of the Morgan Stanley Universal Institutional Funds, Inc. seeks long-term capital appreciation by investing in developed market stocks, including equity securities of non-U.S. issuers comprising the Morgan Stanley Capital International EAFE Index (which includes Australia, Japan, New Zealand, most Western European nations, and certain developed Asian countries, such as Hong Kong and Singapore).

The Managed Portfolio of the OCC Accumulation Trust seeks growth of capital over time by investing primarily in common stocks, bonds and cash equivalents.

The Small Cap Portfolio of the OCC Accumulation Trust seeks capital appreciation by investing primarily in equity securities of companies with a market capitalization under $1 billion.

The StocksPLUS Growth and Income Portfolio of the PIMCO Variable Insurance Trust seeks to outperform the stock market as measured by the S&P 500 Index by investing in S&P 500 derivatives in addition to or in place of S&P 500 stocks in an attempt to equal or exceed the performance of the S&P 500.

The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc. seeks long-term capital growth by investing in listed and unlisted common stocks of companies with superior growth potential.

The Money Market Portfolio of the Transamerica Variable Insurance Fund, Inc. seeks to maximize current income, liquidity and preservation of capital by investing in short-term money market instruments.

Voting Rights

Transamerica  is  the  legal  owner  of  all  portfolio   shares  held  in  each
sub-account. As the owner, we have the right to vote at a portfolio's shareholder meetings. However, to the extent required by federal securities laws and regulations, we will vote portfolio shares that each sub-account holds according to instructions received from policy owners with accumulation value in the sub-account. If any federal securities laws or regulations or their interpretation change to permit us to vote shares in our own right, we reserve the right to do so, whether or not the shares are related to the policies.

Currently, we provide each policy owner with amounts allocated to a sub-account with proxy materials and voting instructions applicable to the corresponding portfolio. We will vote shares held in each sub-account for which no timely instructions are received in proportion to all instructions received for the sub-account. We will also vote in the same proportion our shares held in the separate account that do not relate to the policies.

We will compute the number of votes that a policy owner may instruct on the record date established for the portfolio. This number is equal to A divided B, where:

A    is each policy owner's value in the sub-account; and

B is the net asset value of one share in the portfolio in which the assets of the sub-account are invested.

We may disregard voting instructions policy owners initiate in favor of any change in the investment policies or in any investment adviser or principal underwriter. Our disapproval of any change must be reasonable. Our disapproval of a change in investment policies or investment adviser must be based on a good faith determination that the change would not be contrary to state law or otherwise is improper under the objective and purposes of the portfolios. If we do disregard voting instructions, we will include a summary of and reasons for that action in the next report to policy owners.

Addition, Deletion, or Substitution

We do not control the portfolios. For this reason, we cannot guarantee that any of the sub-accounts offered under the policy or any of the portfolios will always be available to you for investment purposes. We reserve the right to make changes in the separate account and in its investments.

We reserve the right to eliminate the shares of any portfolio held by a sub-account. We may also substitute shares of another portfolio or of another investment company for the shares of any portfolio. We would do this if the shares of the portfolio are no longer available for investment or if, in our judgment, investment in any portfolio would be inappropriate in view of the purposes of the separate account. To the extent required by the 1940 Act, if we substitute shares in a sub-account that you own, we will provide you with advance notice and seek advance permission from the Commission. This does not prevent the separate account from purchasing other securities for other series or classes of policies. Nor does it prevent the separate account from effecting an exchange between series or classes of variable policies on the basis of requests made by owners.

We reserve the right to create new sub-accounts for the policies when, in our sole discretion, marketing, tax, investment or other conditions warrant that we do. Any new sub-accounts will be made available to existing owners on a basis to be determined by us. Each additional sub-account will purchase shares in a mutual fund portfolio or other investment vehicle. We may also eliminate one or more sub-accounts if, in our sole discretion, marketing, tax, investment or other conditions warrant that we do.

In the event of any substitution or change, we may make the changes in the policy that we deem necessary or appropriate to reflect substitutions or changes. Furthermore, if we believe it to be in the best interest of persons having voting rights under the policies, the separate account may be operated as a management company under the 1940 Act or any other form permitted by law. It may also be deregistered under such Act in the event that registration is no longer required. Finally, it may also be combined with one or more other separate accounts.

Portfolios Not Publicly Available

Shares of the portfolios are not offered to the public but solely to the insurance company separate accounts and other qualified purchasers as limited by federal tax laws. These portfolios are not the same as mutual funds, that may have very similar names and are sold directly to the public. The performance of such publicly available funds, which may have different assets and expenses, should not be considered as an indication of the performance of the portfolios. The assets of each portfolio are held separate from the assets of the other portfolios. Each portfolio operates as a separate investment vehicle. The income or losses of one portfolio have no effect on the investment performance of another portfolio. The sub-accounts reinvest dividends and/or capital gains distributions received from a portfolio in more shares of that portfolio.

CHARGES AND DEDUCTIONS

The following charges will apply to your policy under the circumstances described. Some of these charges apply throughout the policy's duration. Other charges apply only if you choose certain options under the policy. The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by us under or in connection with the policies. Services and benefits provided by us include:

o        the death benefits, cash and loan benefits provided by the policy;

o        investment options, including net premium allocations;

o        administration of various elective options under the policy; and

o        the distribution of various reports to policy owners.

Costs and expenses incurred by us include:

o        those associated with underwriting applications and riders;

o        various overhead and other expenses associated with providing the services and benefits related to the policy;

o        sales and marketing expenses; and

o other costs of doing business, such as federal, state and local premium and other taxes and fees.

Risks assumed by us include the risks that insureds may live for a shorter period of time than estimated resulting in the payment of greater death benefits than expected, and that the costs of providing the services and benefits under the policies will exceed the charges deducted.

Administrative Charge

Each time you make a premium payment to us, we impose a charge equal to 6% of the premium payment for policies with a face amount under $10,000,000, and 5.5% for face amounts $10,000,000 and over. We may change this charge, but it will never be more than 12%. The administrative charge is designed to help offset our state and local premium taxes, federal income tax treatment of deferred acquisition costs, as well as a portion of the distribution costs associated with the policies.

Surrender Penalty

During the first 15 policy years, or until the policy anniversary nearest exact age 100, whichever is earlier, we will assess a surrender penalty on:

o        any decrease in face amount;

o        partial surrenders that exceed the amount eligible for a surrender penalty free withdrawal; and

o        full surrenders.

The minimum surrender penalty is $25. After the 15th policy year, we assess a $25 charge for partial surrenders in excess of the amount eligible for surrender penalty free withdrawal.

We deduct the surrender penalty from the accumulation value.

The surrender penalty is a rate times each $1,000 of the face amount of the base policy. The surrender penalty for a policy depends on a number of factors:

o        the face amount of the base policy;

o each joint insured's age at issue, sex, smoker or non-smoker status, and underwriting risk classification; and

o        how many years the policy has been in force.

The surrender penalty factors for a policy are shown in the policy data pages for the policy.

The surrender penalty is intended to help us recover a portion of our first year acquisition expenses and sales expenses, including commissions.

Allocation Change Charge

We reserve the right to charge a fee of up to $25 for each change you make in premium allocations for new net premiums. We do not currently impose this charge. The charge is designed to recover the administrative expenses associated with processing changes in allocation elections. Transfer Fee

We will not charge you for the first 18 transfers you make during a policy year. If you make more than 18 transfers during a policy year, we will charge you up to $25 for each additional transfer.

This fee is designed to cover our administrative expenses associated with processing more transfers than our other fees and charges for administrative expenses are designed to offset.

Additional Illustrations

Upon written request at any time, we will send you an illustration of your policy's benefits and values. There is no charge for the first illustration in each policy year. We reserve the right to charge up to $25 for each additional illustration you request in a policy year.

This charge is designed to recover the administrative expenses associated with providing such additional illustrations.

Accelerated Death Benefit Rider

If the Accelerated Death Benefit Rider is in effect on your policy and you receive an Accelerated Death Benefit payment, we will deduct an administrative fee of $250 from each payment you receive.

The administrative fee is designed to help us recover the expenses associated with gathering, reviewing, and evaluating the information necessary to approve your request, as well as the expenses associated with processing the payment.

Mortality and Expense Risk Charge

We impose a daily charge at an effective annual rate of 0.25% of the average daily net asset value of each sub-account. This charge compensates us for assuming mortality and expense risks. We may realize a profit from this charge.

The mortality risk we assume is that insureds may live for a shorter time than anticipated. If this happens, we will pay more net death benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the policies will exceed those compensated by the administration charges in the policies.

Monthly Deduction

Beginning on the policy date and on each subsequent monthly policy date, we will determine the monthly deduction for that policy month. The monthly deduction will continue to the policy anniversary nearest the 100th birthday of the younger of the joint insureds.

The monthly deduction is equal to the sum of four charges:

o    the monthly deduction rate, times .001, times the net amount at risk; plus

o        the monthly deduction for any riders; plus

o        the policy fee; plus

o the monthly expense charge per thousand, times .001, times the face amount of the policy.

The monthly deduction is taken from your investment options on a pro rata basis. This deduction is a charge we assess for various expenses related to the issuance of a policy, the cost of life insurance, the cost of any optional benefits and administrative expenses. We may realize a profit from the monthly deductions.

Monthly Deduction Rate. This is the rate used to calculate the monthly cost of insurance on the base policy. The cost of insurance for the base policy for a policy month is equal to:

o        the monthly deduction rate, times

o        .001, times

o        the net amount at risk.

The monthly deduction rates for a policy will depend on:

o        the face amount of the policy;

o        each joint insured's sex;

o        each joint insured's smoker or nonsmoker status;

o        each joint insured's class of risk, including any extra ratings;

o        the number of years that the policy has been in force; and

o        each joint insured's age at issue.

The maximum monthly deduction rates are based on the 1980 Commissioners Ordinary Standard table for sex distinct, smoker distinct, age nearest birthday rates, adjusted for extra ratings. The rates are determined for each joint insured and then are converted to joint rates. We may use rates lower than these guaranteed maximum monthly deduction rates. We will never use higher rates.

A table of guaranteed maximum monthly deduction rates for the base policy is shown in the policy data pages. We may use rates lower than these guaranteed maximum monthly deduction rates. We will never use higher rates.

Any change in the monthly deduction rates will be prospective and will be subject to our expectations as to future cost factors. Such cost factors may include, but are not limited to, mortality, expenses, interest, persistency, and any applicable federal, state and local taxes.

The current monthly deduction rates for the first five policy years are guaranteed not to be increased.

Monthly Deduction for Riders. Additional benefits are available by riders or endorsements to your policy. The fees for these optional riders pay for the cost of these additional benefits.

o Full Death Benefit Rider - The fee for this rider is part of the monthly deduction during the policy years when the younger of the joint insureds is between the attained ages of 90 and 99. The monthly rate for the rider is equal to $1.00 per $1,000 of net amount at risk on the base policy.

o Estate Protection Rider - The fee for this rider is part of the monthly deduction during the first four policy years and is based on a rate per $1,000 of rider coverage. Rates vary by the same parameters as the base policy monthly deduction rates.

Policy Fee - On each monthly policy date, we deduct a policy fee. Currently, this monthly fee is $6. We reserve the right to change this fee, but we guarantee it will never be more than $6 in the first policy year or $10 in each policy year thereafter.

Monthly Expense Charge Per Thousand. The monthly expense charge per thousand varies by policy. The charge for a policy is based on:

o        the face amount of the base policy;

o        each joint insured's sex;

o        each joint insured's smoker or nonsmoker status;

o        each joint insured's class of risk;

o        any extra ratings assessed on either joint insured; and

o        each joint insured's age at issue.

Reinstatement Interest Charges

If your policy lapses and you subsequently reinstate it, you will incur interest charges if:

o        you had an outstanding loan when the policy lapsed;

o    you must pay us an amount necessary as a required premium per year; and/or

o you must pay us the net cash value we paid to you at the time the policy lapsed.

The interest rate for any outstanding loan is at an effective annual rate of 4.75% for the period from the date the policy lapsed to the date the loan is repaid or reinstated under the REINSTATEMENT provisions. The interest rate for the required premium per year and for the net cash value paid back to us is at an effective annual rate of 6%.

These interest charges are designed to help us recover the expenses we incur to underwrite and process the reinstatement request, as well as to help offset the reduction in surrender penalty factors from the date the policy lapsed to the date of reinstatement.

Portfolio Expenses

The value of the units of the sub-accounts will reflect the management fee and other expenses of the portfolios in which the sub-accounts invest. The management fees and other expenses of the portfolios are listed above under the Table of Portfolio Expenses. The prospectuses and statements of additional Information of the portfolios contain more information concerning the fees and expenses.

Possible Tax Charge

No charges are currently made against the sub-accounts for federal or state income taxes. Should income taxes be imposed, we reserve the right to allocate a proportionate share of the reserves that we establish for such taxes to your policy. We may reflect the amount of such reserves in the calculation of the unit values.

THE POLICY

Depending on the state of issue, your policy may be an individual policy or a certificate issued under a group policy. The policy is subject to the insurance laws and regulations of each state or jurisdiction in which it is available for distribution. There may be differences between the policy issued and the general policy description contained in this prospectus because of requirements of the state where your policy is issued. Some of the state specific differences are included in the prospectus, but the prospectus does not include references to all state specific differences. All state specific policy features will be described in your policy.

Owner

The joint insureds together are the owners unless another owner has been named in the application or in any supplemental agreement. As owner, you are entitled to exercise all rights granted under the policy while either of the joint insureds is alive. After one of the joint insureds dies, the survivor will be the sole owner of the policy if the policy was jointly owned by the insureds. If the owner is an individual other than both of the joint insureds, and dies before the joint insureds, the rights of the owner belong to the executor or administrator of the owner's estate, unless the policy provides otherwise. If the owner is a partnership, the rights belong to the partnership as it exists when a right is exercised.

If more than one person is named as an owner, all persons who are owners must sign each written request to exercise any right under the policy. However, if the telephone access privilege is in effect, it may be exercised by any one person who is an owner, or by your registered representative.

You may change the owner while the survivor is alive by notifying us in a form and manner acceptable to us. The change will not be effective until we record it at our Administrative Office.

You may assign a policy as collateral or make an absolute assignment. All policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in premium allocations, make transfers or to exercise other rights under the policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Administrative Office. When recorded, the assignment will take effect as of the date the written request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment was recorded. We are not responsible for determining the validity of any assignment or release.

Beneficiary

If the survivor dies while the policy is in force, we will pay the death benefit to the beneficiary. You select the beneficiary on the application and may change the beneficiary at a later date. If the beneficiary is a partnership, we will pay the death benefit to the partnership as it exists on the date the survivor dies.

To the extent allowed by law, no death benefit will be subject to the claims of the beneficiary's creditors or to any legal process against the beneficiary.

If any beneficiary dies before the survivor, that beneficiary's interest in the death benefit will end. If any beneficiary dies at the same time as the survivor, or within 30 days after the survivor, that beneficiary's interest in the death benefit will end if no benefits have been paid to that beneficiary. If the interests of all designated beneficiaries have ended when the survivor dies, we will pay the death benefit to you. If you are not living at that time, we will pay the death benefit to your estate. You may change the beneficiary while the survivor is alive by sending us written notice. The change will not be effective until we record it at our Administrative Office. Even if the survivor is not living when we record the change, the change will take effect as of the date it was signed. However, any benefits we pay before we record the change will not be subject to the change. An irrevocable beneficiary may not be changed without the written consent of that beneficiary.

Application for a Policy

We offer policies to proposed joint insureds who are between ages 16 and 89. After receiving a completed application, we will begin underwriting to decide the insurability of the proposed joint insureds. We may require medical examinations and other information before deciding insurability. We issue a policy only after underwriting has been completed. We may reject an application that does not meet our underwriting standards.

If we approve the application, we will place each joint insured into one of six underwriting classes:

o        Preferred nonsmoker
o        Preferred smoker
o        Standard nonsmoker
o        Standard smoker
o        Uninsurable nonsmoker
o        Uninsurable smoker

Additional adjustments for extra ratings due to increased mortality risk may apply to persons classified into the preferred or the standard underwriting classes.

We may approve an application on which one of the joint insureds is classified as uninsurable, according to our underwriting guidelines, so long as the other joint insured is not considered uninsurable.

The underwriting class assigned to each joint insured affects the monthly deductions for the policy. The monthly deductions and surrender charges for a policy are based on each joint insured's underwriting class, among other factors. Generally, for the same joint insureds, our rates are lowest for preferred nonsmokers.

We also charge lower rates for policies with higher face amounts of base policy coverage. We offer the following bands for face amounts of base policy coverage:

o        $100,000 - $249,999
o        $250,000 - $999,999
o        $1,000,000 - $2,999,999
o        $3,000,000 - $4,999,999
o        $5,000,000 - $9,999,999
o        $10,000,000 and above

For the same joint insureds, the monthly deduction rates we use decrease at each band, except that at the $10,000,000 band, we reduce the current administrative charge from 6% of each premium paid to 5.5%.

If two or more TransSurvivor Life VUL policies are owned by the same owners and provide coverage on the same joint insureds, we will determine the band for each policy based on the total coverage on all the policies.

You may make a payment at the time of application, under certain circumstances, subject to our rules. Under our underwriting rules, you may make a payment at the time of application if you are requesting a face amount of base policy coverage which is no more than $1,000,000. We may also refuse to accept initial payments with the application for other situations.

If you make an initial payment in the amount of at least one monthly premium, (or 10% of an annual premium), we will issue a conditional receipt which may provide fixed conditional insurance, but not until after all its conditions are met. Included in these conditions are:

o        the completion of both parts of the application;

o        completion of all underwriting requirements; and

o the proposed joint insureds must both be insurable under our rules for insurance under the policy, in the amount, and in the underwriting class applied for in the application.

After all conditions are met, the amount of fixed conditional insurance provided by the conditional receipt will be the amount applied for, up to a maximum of $250,000 for persons age 16 to 65 and insurable in a standard underwriting class, and up to $100,000 for all other ages and underwriting classes.

You do not need to pay an initial payment at the time of application. If we approve the application, you will need to pay us the minimum initial premium for the policy before any coverage under the policy will be in effect.

Minimum Initial Face Amount

We will generally issue a policy only if it has a face amount of at least $100,000.

Effective Date of Coverage

Except as otherwise provided under the terms of the conditional receipt, no insurance coverage is provided under the policy until after we approved the application and:

o        the minimum initial premium is paid to us; and

o        the policy is delivered to you while:

a)       both joint insureds are alive and in good health, and

b) the statements and answers in the application continue to be true and complete.

Policy Date

The policy date is the date from which insurance coverage is provided under the policy, subject to the conditions noted above. We take monthly deductions from the policy for the period starting with the policy date.

Generally, except when you request and we approve backdating a policy, the policy date will be:

o two calendar days after we approve the application if you submitted the initial premium with the application and the policy is issued without delivery requirements; or

o the date you accept the policy and pay us the initial premium, if you did not submit the initial premium with the application and/or we issued the policy subject to satisfactory completion of delivery requirements.

In the latter situation, when we receive the initial premium and any delivery requirements, we will amend the policy date as originally issued. The amended policy date will be the date on which the policy was delivered to you and you had completed any delivery requirements and/or paid over to our agent the required initial premiums. We will not amend the date forward beyond that date which would cause either or both joint insureds to be a year older for purposes of determining monthly deductions.

Backdating a Policy

If you request, we may backdate a policy by assigning a policy date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, will amend your application.

Monthly deductions are based in part on the age of each joint insured at issue. Generally, monthly deductions are less at a younger age. We will deduct monthly deductions for the period that the policy is backdated. This means that, while the monthly deduction may be lower than what would have applied had we not backdated the policy, you will be paying for insurance during a period when it was not in force.

Reallocation Date

When we approve and issue a policy, we establish a reallocation date for that policy. Currently, the reallocation date is 25 calendar days from the date we approve the policy for issue.

Any net premiums credited to your policy before the reallocation date will be allocated initially to the money market sub-account for any portion of net premiums you wish to allocate to the sub-account. Any portion of the net premiums you elected to allocate to the fixed account will be allocated directly to the fixed account. On the reallocation date, the value of those net premiums initially allocated to the money market sub-account will be reallocated to the sub-account options you elected on your application or subsequent premium allocation election.

Net premiums credited to your policy on or after the reallocation date will be allocated to the fixed account and to your elected sub-account options directly, based on your most recent premium allocation election.

Free Look Period

The policy provides for a free look period. You have the right to examine and cancel your policy by returning it to us or to one of our representatives within 10 days after you receive the policy, or a longer period as required by state law for replacement policies or for other reasons.

If you exercise the free look option, we will void the policy and refund:

o the difference between any premiums paid, including fees or other charges, and the amounts allocated to the separate account; plus

o the value of the amounts in the separate account on the date we receive the returned policy at our administrative office; plus

o        any fees or other charges imposed on amounts in the separate account.

If your policy provides for a full refund as required by state law, your refund will be the total premiums paid to the policy. We may delay a refund of any payment made by check until the check has cleared your bank.

Transfers

After the end of the free-look period and after the reallocation date, you may transfer amounts between or among the investment options available. Your request must be in a form and manner acceptable to us. You may also exercise your telephone access privilege. Each transfer will be subject to our transfer rules in effect at the time the transfer is made. We may set rules specifying, among other things:

o        the minimum and maximum amounts you may transfer; and

o        how frequently you may make transfers.

Different rules may apply to different investment options.

Except with our consent, transfers from the fixed account will be limited as follows:

o    at least 90 days must elapse between transfers from the fixed account; and

o the maximum amount which may be transferred is the greater of 25% of the portion of the accumulation value in the fixed account or the amount of the last transfer from the fixed account.

These limitations do not apply to transfers from the loan account due to loan repayments. The portion of the accumulation value in the fixed account excludes the amounts, if any, in the loan account.

We will make the transfer on the day we receive your transfer request in good order. If the day we receive your transfer request is not a valuation date, we will make the transfer on the next following valuation date.

You will not be charged for the first 18 transfers you make during a policy year. If you make more than 18 transfers during a policy year, we will charge up to $25 for each additional transfer. Any transfer fee will be deducted from the amount that you are transferring. The transfer fee will be allocated between or among the investment options from which the amount is being transferred in proportion of A divided by B, where:

A    is the amount transferred from an investment option; and

B is the total amount transferred from all elected investment options.

The following transactions do not count towards the first 18 transfers during a policy and will not be charged a transfer fee:

o Transfers made on the reallocation date from the money market sub-account to other sub-accounts.

o        Transfers to or from the loan account.

o Transfers under the dollar cost averaging or automatic account rebalancing options.

o Transfers we may make after we receive notice of the survivor's death.

o Transfers due to material changes in the separate account or one or more of the portfolios in which a sub-account invests.

You may apply for automatic transfers under either the dollar cost averaging, or DCA option, or the automatic account rebalancing, or AAR option, by submitting your written request to our Administrative Office. You may cancel your election of an option by written request at any time with regard to future transfers.

Other Restrictions on Transfers

We reserve the right, without prior notice, to modify, restrict, suspend or eliminate the transfer privileges, including the telephone access privilege, at any time and for any reason. For example, restrictions may be necessary to protect owners from adverse impacts on portfolio management of large and/or numerous transfers by market timers or others. We have determined that the movement of significant amounts from one sub-account to another may prevent the underlying portfolio from taking advantage of investment opportunities. This is likely to arise when the volume of transfers is high, since each portfolio must maintain a significant cash position in order to handle redemptions. Such movement may also cause a substantial increase in portfolio transaction costs which must be indirectly borne by owners. Therefore, we reserve the right to require that all transfer requests be made by you and not by a third party holding a power of attorney. We may also require that each transfer you request be made by a separate communication to us. We also reserve the right to require that each transfer request be submitted in writing and be manually signed by you. We may choose not to allow telephone or facsimile transfer requests.

Dollar Cost Averaging or DCA

This option allows you to systematically transfer a set dollar amount from the money market sub-account on a monthly, quarterly, or semi-annual basis to one or more other sub-accounts. The DCA option is designed to reduce the risk of your purchasing units only when the price of the units is high, but you should carefully consider your financial ability to continue the option over a long enough period of time to purchase units when their value is low as well as when it is high. The DCA option does not assure a profit or protect against a loss. The DCA option will terminate automatically when the value of your money market sub-account is zero.

There is no additional charge for electing the DCA option. Transfers to the fixed account are not permitted under the DCA option. We reserve the right to terminate the DCA option at any time and for any reason.

All DCA transfers are subject to the following requirements:

o You must specify the sub-accounts to which you want to transfer amounts from the money market sub-account, the set dollar amount you want to transfer from the money market sub-account, the frequency of the scheduled transfers and the date you want the transfers to begin.

o The date that you want the transfer to begin may not be:

a)       before the end of the free-look period or the reallocation date; or

b) less than one month after the date the initial premium was allocated to your policy.

o You must have at least $1,000 in the money market sub-account:

a)       when you elect this option; and

b)       on the date of the first transfer.

o The minimum automatic transfer amount from the money market sub-account is $100.

You may choose any date for your initial DCA transfer, subject to the following limitations:

o        The date you choose may not be:

a)       a monthly policy date; or

b) the same date as the date you choose for automatic account rebalancing transfers, if you choose that option.

     We reserve the right to limit further the allowable dates on which DCA transfers may take place.

o The first DCA transfer will be on the date you select if that date is a valuation date. Subsequent DCA transfers will occur at the frequency and on the date you select. If the date you select is not a valuation date, DCA transfers will occur on the next following valuation date. If, however, the value in the money market sub-account is less than the scheduled amount on a scheduled date, no DCA transfer will occur on that scheduled date. If the value in the money market sub-account subsequently increases to an amount at least equal to the scheduled amount, then a DCA transfer will resume on the next scheduled date.

The DCA option will automatically terminate on the earliest of:

o the date the money-market sub-account does not have any accumulation value remaining;

o        the date we receive notice of the survivor's death;

o        the date the policy lapses;

o        the date the policy is surrendered or terminated; or

o the date you request. Your request must be made in writing or by exercising your telephone access privilege.

We will not process any DCA transfers after the date we receive your termination request. You may submit a new request to recommence DCA transfers. However, we may set minimum time periods after the termination date of the previous option election before we allow the new election to become effective.

Automatic Account Rebalancing or AAR

Once your net premiums and requested transfers have been allocated among your investment option choices, the performance of each investment option may cause your allocation to shift such that the relative value of one or more investment options is no longer consistent with your overall objectives. Under the AAR option, the balances in your selected investment options can be restored to the allocation percentages you elect on your written request by transferring values among the investment options.

There is no additional charge for electing the AAR option. We reserve the right to terminate the AAR option at any time and for any reason.

All AAR transfers are subject to the following requirements:

o You must specify the percentages by investment option of the accumulation value (excluding amounts in the loan account) you want to maintain in the selected investment options, the frequency of the scheduled transfers and the date you want the transfers to begin. The percentages must be whole numbers and must equal 100%.

o The date that you want the transfers to start may not be:

a)       before the end of the free-look period or the reallocation date; or

b) less than three months after the date the initial premium was allocated to the policy.

o The minimum automatic transfer amount is $100.

o We reserve the right to discontinue this option at any time.

You may choose any date for your initial AAR transfer, subject to the following limitations:

o        The date you choose may not be:

a)       a monthly policy date; or

b) the same date as the date you choose for DCA transfers, if you choose that option.

     We reserve the right to limit further the allowable dates on which AAR transfers may take place.

o The first AAR transfer will be on the date you select if that date is a valuation date. Subsequent AAR transfers will occur at the frequency and on the date you selected. If the date you select is not a valuation date, the first AAR transfer will occur on the next following valuation date.

The AAR option will automatically terminate on the earliest of:

o        the date we receive notice of the survivor's death;

o        the date the policy lapses;

o        the date the policy is surrendered or terminated; or

o the date you request. Your request must be made in writing or by exercising your telephone access privilege.

We will not process any AAR transfers after the date we receive your termination request. You may submit a new request to recommence AAR transfers. However, we may set minimum time periods after the termination date of the previous option election before we allow the new election to become effective.

Telephone Access Privilege

This option allows you or your registered representative, within limits, to:

o        transfer amounts between or among investment options,

o        change your premium allocations, and

o        request a loan, up to limits established by us,

by telephone. The telephone access privilege will automatically apply unless you inform us, in writing, that you do not want this option.

Partial surrenders and full surrenders are not permitted under this option.

We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If more than one person is the owner, the telephone access privilege may be exercised by any one person who is an owner. We will not be liable for any losses due to unauthorized or fraudulent instructions. The procedures we will follow for telephone instructions may include requiring some form of personal identification before acting on such instructions, providing written confirmation of the transaction, and/or tape recording the instructions given by telephone.

Guaranteed Exchange Option

Under the Guaranteed Exchange Option, you have a right to exchange your policy to a fixed joint and last survivor policy offered by us. Under this option, you would terminate your coverage under the policy in exchange for equal coverage under a fixed policy not offering sub-accounts. You may exercise this option at any time before the 20th policy anniversary or the policy anniversary nearest exact age 95, whichever comes first, if all of the following conditions are met:

o        both joint insureds are living;

o        the current policy does not have any outstanding loans; and

o you have not elected to exchange the policy under the Option to Split the Policy or the Guaranteed Policy Split Option Rider.

The accumulation value on the date the policy is exchanged will be transferred to the new policy. After the exchange under this option, you will have a policy which does not offer sub-accounts.

Effective Date. The effective date of the new policy will be the date the current policy is exchanged. The policy date of the new policy will be the same as the policy date of the current TransSurvivor Life VUL policy. We may limit the effective date to the policy anniversary following the date we receive all requirements in good order. Prior to the date of the exchange, you will continue to have all rights under the current policy, including the right to allocate net premiums to the sub-accounts and to transfer amounts among investment options. If you wish to transfer accumulation values to the fixed account of your policy until the date of the exchange, you must provide us with transfer instructions to that effect.

Application. We must receive all of the following in order to process the exchange: o A policy change application indicating your request to exercise this option and your request to surrender the policy.

o The release of any lien against or assignment of the current policy.

o        The current policy.

o        Payment of any amount due for the exchange, if applicable.

We will consider the application for the current policy and the policy change application to be the application for the new policy.

New Policy. The exchange must be to a joint and last survivor adjustable life insurance policy that would have been available from us at the time you applied for this option. The new policy will be based on the sex, age, class of risk and smoking status of the joint insureds as of the policy date of the current policy. The premiums for the new policy will be based on our published rates in effect on the date you request to exchange the current policy. If the Accelerated Death Benefit Rider or the Estate Protection Rider forms a part of the current policy, they will automatically become part of the new policy, unless you tell us otherwise. Any other riders that form a part of the current policy, and any new riders requested, will become a part of the new policy only if we agree to provide them on the date of the exchange. The new policy will take effect immediately upon termination of the current policy. Under no circumstances will we pay a death benefit under both the current policy and the new policy.

Assignment. If there is an assignment on the current policy and you want to carry over that assignment to the new policy, you must execute a new assignment.

Exchange Adjustments. The minimum initial premium for the new policy will be equal to:

o the cumulative total of the required annual premiums applicable for the number of years that the current policy was in force; minus

o        the total accumulation value transferred to the new policy.

Surrender Penalty Period. The period for which the joint insureds were covered under the policy before the date of the exchange will be used to reduce the surrender penalty period under the new policy.

Evidence of Insurability. When you exercise this option, we will not require evidence of insurability from either joint insured.

Suicide and Incontestability. The period for which the joint insureds were covered before the date of exchange will be used to reduce the time period for any suicide and incontestability provision under the new policy.

Ownership. The owner of the new policy will be the same as the owner of the current policy. If you do not want the owner of the current policy to be the owner of the new policy, you must indicate this on the application for the new policy and complete a transfer of ownership form. We may also require that the owner of the new policy provide us with evidence of insurable interest in the lives of the joint insureds. A change in ownership may have tax consequences.

Beneficiary. The beneficiary of the new policy will be the same as the beneficiary of the current policy. If you do not want the beneficiary of the current policy to be the beneficiary of the new policy, you must indicate this in the policy change form and complete a change of beneficiary form. We may also require that the new beneficiary provide us with evidence of insurable interest in the lives of the joint insureds.

Termination. This Guaranteed Exchange Option terminates on the earliest:

o        the date of the first death;

o the date you elect to exchange the current policy under the Option to Split the Policy or the Guaranteed Policy Split Option Rider;

o        the 20th policy anniversary;

o        the policy anniversary nearest exact age 95;

o    the date the current policy is changed to paid-up insurance, if applicable;

o        the date the current policy is surrendered or terminated; or

o        the date the current policy lapses under the GRACE PERIOD provision.

Misstatement of Age or Sex. If a misstatement of either joint insured's age or sex is found before this option is exercised and the current policy's death benefit is reduced as a result, the face amount of the new policy will be based on the adjusted face amount of the current policy.

If a misstatement of either joint insured's age or sex is found after this option is exercised, the death benefit amount under the new policy will be subject to the Misstatement of Age or Sex provision of the new policy.

Policy Changes. If the face amount of the current policy is changed for any reason, we will proportionately change the benefit amount of the option.

Option to Split the Policy

A policy split may have tax consequences. You should consult a qualified tax adviser.

Subject to the following conditions and restrictions, you have the option to exchange the policy for two individual policies, one on each of the lives of the joint insureds, if either of the contingent events listed below occurs. The new policies will not be variable policies. A new policy may not exceed 50% of the face amount of the original policy.

The accumulation value less any outstanding loans under the original policy will be credited to each new policy in the same ratio which the face amount of each new policy bears to the face amount of the original policy. Any remaining net cash value will be paid to you as a partial surrender.

Contingent Events. You may apply for the option if either of the following events occurs:

o A final divorce decree has been issued with respect to the marriage of the joint insureds. The joint insureds must have been married to each other when the original policy was issued.

o A change to federal estate tax provisions of the Code has occurred which results in either (a) or (b):

a) Code Section 2056(a), or its successor, is amended so as to eliminate or reduce the federal estate tax unlimited marital deduction.

b) Code Section 2001, or its successor, is amended so that the federal estate tax rates are reduced. The reduction must be such that the amount of federal estate tax that would be due at the death of the survivor is 50% or less of the tax that would have been due before the change to the Code.

     We will not notify you of any tax law changes that may affect the original policy.

Application. To exercise this option, you must notify our Administrative Office in writing within 6 months of the date that either of the contingent events occur. In the case of events involving changes to the Code, we will count the 6 months from the date of the change in the Code.

We must also receive all of the following items in order to process the exchange:

o The release of any lien against or assignment of the original policy. However, you may, instead, submit written approval by the lienholders or assignees of the exchange of policies in a form and manner satisfactory to us with such other documents that we may require.

o Evidence of insurability, satisfactory to us, from each joint insured to be covered under a new policy.

o        The original policy.

o A policy change application indicating your request to exercise this option and your request to surrender the original policy.

o A copy of the final divorce decree, if applicable.

o        Payment of any amount due for the exchange, if applicable.
We will consider the application for the original policy and the policy change application to be the application for each new policy.

Effective Date. The policy date and the effective date of the new policies will be the date we approve the exchange.

New Policy. The exchange must be to a flexible premium adjustable life policy, on a form designated by us for such purpose. We will have at least one policy form available for exchanges. Each new policy issued will be based on the sex, age, class of risk and smoking status of the applicable joint insured as of the date of the exchange. The premiums for each new policy will be based on our published rates in effect on the date of the request to split the original policy. Riders that form a part of the original policy, and any new riders requested, will become a part of each new policy only if we agree to provide them on the date of the exchange. Each new policy will take effect immediately upon the termination of the original policy. Under no circumstances will we pay a death benefit under both the original policy and the new policy.

Loans. Any policy loan will be divided and transferred on a proportionate basis to each new policy.

Exchange Adjustments. The following adjustments may be made at the time of the exchange:

o If you receive a new policy on each joint insured for 50% of the face amount of the original policy and the original policy is in the surrender penalty period, we will waive the surrender penalty applicable to the original policy.

o If you receive a new policy on either of the joint insureds for less than 50% of the face amount of the original policy and the original policy is still in the surrender penalty period, we will deduct a proportionate surrender penalty from the accumulation value, less any loans, not applied to the new policy. We will also deduct the proportionate portion of the loan not applied to the new policy from any cash value refund.

o If you receive a new policy on only one joint insured and the original policy is still in the surrender penalty period, we will deduct a proportionate surrender penalty from the portion of the accumulation value, less any proportionate portion of the loans attributable to that joint insured.

o The minimum initial premium for each new policy will be equal to:

     a) the cumulative total of the required annual premiums applicable to the new policy for the number of years that the original policy was in force; minus

     b) the total accumulation value, net of any loans, transferred to the new policy.

     We will apply this one time premium to the new policy as a gross premium.

Surrender Penalty Period. Any surrender penalty period in the new policy will begin on the policy date of the new policy.

Ownership. The owner of a new policy will be the same as the owner of the current policy. If you do not want the owner of the current policy to be the owner of the new policy, you must indicate this in the application for the new policy and complete a transfer of ownership form. We may also require that the owner of the new policy provide us with evidence of insurable interest in the lives of the joint insureds.

Beneficiary. The beneficiary of the new policy will be the same as the beneficiary of the current policy. If you do not want the beneficiary of the current policy to be the beneficiary of the new policy, you must indicate this in the policy change form and complete a change of beneficiary form. We may also require that the new beneficiary provide us with evidence of insurable interest in the lives of the joint insureds.

Suicide and Incontestability. If we approve the exchange, the period for which the joint insureds were covered before the date of the exchange will be used to reduce the time period for the suicide exclusion and incontestability provisions under the new policies.

Termination. This option terminates on the earliest of the following dates:

o        the date of the first death;
o the date you elect to exchange the original policy under the Guaranteed Exchange Option or the Guaranteed Policy Split Option Rider, if such rider is attached to the policy;

     o the date the original policy is changed to paid-up insurance, if applicable;

o        the date the original policy is surrendered or terminated; or

o        the date the original policy lapses under the GRACE PERIOD provision.

Misstatement of Age or Sex. We will follow these rules:

o If a misstatement of either joint insured's age or sex is found before this option is exercised and the original policy's death benefit is reduced as a result, the face amount of each new policy will be based on the adjusted face amount of the current policy.

o If a misstatement of either joint insured's age or sex is found after this option is exercised, the death benefit amount under the new policy will be subject to the Misstatement of Age or Sex provision of the new policy.

Policy Changes. If the face amount of the original policy is changed for any reason, we will proportionately change the face amount available under the option.

DEATH BENEFIT

If the policy is in force on the date the last-to-die of the joint insureds dies, we will pay the death benefit to the named beneficiary. The death benefit before the policy anniversary nearest exact age 100 will be based on the option you choose. If you do not choose a death benefit option, the Option 1 death benefit will automatically be in effect. We will reduce any death benefit payable by any existing policy loans and by the portion of any grace period premium payment necessary to provide insurance to the date of the survivor's death. The amount of the death benefit may also be affected by other provisions such as Misstatement of Age or Sex and Partial Surrenders.

The policy is intended to qualify under Code Section 7702 as a life insurance contract for federal tax purposes. The death benefit is intended to qualify for the federal income tax exclusion. The provisions of the policy and any attached endorsement or rider will be interpreted to ensure such qualification.

To the extent the death benefit is increased to maintain qualification as a life insurance policy, we will make appropriate adjustments to any monthly deductions or supplemental benefits (retroactively and prospectively), that are consistent with such an increase. We may deduct retroactive adjustments from the accumulation value or from any death benefits payable. Prospective adjustments will be reflected in the monthly deduction.

Proof Of Death

We will pay any death benefit payable because of the death of the second of the joint insureds to die when we receive due proof of the death of both joint insureds while the policy is in force. When the survivor dies, proof of death must be sent to our Administrative Office. We must be notified of the first death within a reasonable time, and in no event later than one year after the date of the first death. We will send the appropriate forms to the beneficiary upon request.

Death Benefit Options

There are three death benefit options available under the policy before the policy anniversary nearest exact age 100. You choose the desired option in the application. By company practice, you may change the option once per policy year after the first policy year by written request. Changes in the death benefit option:

     o will be effective on the policy anniversary following the date we approve the change;

     o may not increase the net amount at risk, unless we approve the increase based on evidence of insurability of the joint insureds provided to us;

     o will incur applicable surrender penalties if the change in option results in a decrease in the face amount; and


     o may result in changes in the monthly deductions, including the monthly deduction rates.

Before the policy anniversary nearest exact age 100, the death benefit will be as follows:

For Option 1 (level option), the death benefit is the greatest of:

     a) the total face amount of the base policy on the date of the survivor's death;

     b) the death benefit factor multiplied by the accumulation value of the base policy on the date of the survivor's death; or

     c) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.

For Option 2 (plus option), the death benefit is the greatest of:

     a) the total face amount of the base policy on the date of the survivor's death, plus the accumulation value of the base policy on the date of the survivor's death;

     b) the death benefit factor multiplied by the accumulation value of the base policy on the date of the survivor's death; or

     c) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.

For Option 3 (plus premium option), the death benefit is the greatest of:

a) the total face amount of the base policy on the date of the survivor's death, plus the excess, if any, of all gross premiums paid for the base policy as of the date of the survivor's death, minus any partial surrenders, proportionate surrender penalties, surrender penalty free withdrawals and premium refunds;

     b) the death benefit factor multiplied by the accumulation value of the base policy on the date of the survivor's death; or

c) the amount required for the policy to qualify as a life insurance contract under Code Section 7702. Beginning with the policy anniversary nearest exact age 100, the death benefit will be the greater of:

     a) the death benefit factor multiplied by the accumulation value of the base policy as of the date of the survivor's death; or

     b) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.

If the Full Death Benefit Rider is in force on the policy anniversary nearest exact age 100, however, the death benefit beginning on that date will be the benefit as provided under the rider.

We will determine the accumulation value for the death benefit calculation using the prices calculated at the end of the valuation date on which the survivor died. If that date is not a valuation date, we use the prices calculated at the end of the next valuation date.

The death benefit options permit you to tailor your policy to your needs.

Option 1 may be the preferable option for you if:

     o you want a specified death benefit amount (the face amount of the base policy), and

o        you want to minimize your monthly deduction costs.

Under Option 1, the accumulation value generally reduces the net amount of risk. Since monthly deductions for the cost of insurance are based on net amount of risk, Option 1 results in smaller monthly deductions for the same face amount of base policy coverage for the same joint insureds compared to Options 2 and 3.

Option 2 may be the preferable option for you if:

o        you want a death benefit option which may increase over time; and

o you want the beneficiary to benefit from the potential investment growth of the policy as well as to receive the face amount of the policy.

Under Option 2, your death benefit is generally the sum of the face amount of the base policy coverage and the accumulation value. To the extent the accumulation value increases, your death benefit will also increase. Since the net amount of risk generally remains the face amount of the base coverage, however, the monthly deductions for the cost of insurance will generally be higher than they would be for the same joint insureds under either Option 1 or Option 3.

Option 3 may be the preferable option for you if:

o        you want a death benefit option which may increase over time; and

     o you want the death benefit potentially to return the premium outlay as well as the face amount.

Under Option 3, your death benefit will increase based on your cumulative premiums paid, subject to any amounts you withdraw. These increases are not subject to investment return fluctuations. Depending upon the growth of your accumulation value, the monthly deductions you pay for the cost of insurance for the base policy may be higher or lower than those you would pay under Option 2.

Transfers After Survivor's Death

After we receive notice of the survivor's death, we may:

     o transfer any portion of the accumulation value in a any sub-account to our general account; and

     o not allow any portion of the accumulation value to be transferred into or to remain in any sub-account.

Settlement Provisions

The net death benefit payable may be paid in a single sum or under one or more of the payment options we are currently offering. Payment options are paid from our general account and are not based on the investment experience of the separate account. These payment options also are available if the policy is surrendered. We will pay the death benefit or surrender proceeds, as applicable, in a single sum, unless we receive an election to receive the applicable benefits under a settlement option.

Simultaneous Deaths of the Joint Insureds

If the joint insureds die simultaneously, any death benefit payable under the base policy will be paid as though the older joint insured died first.

Option to Change the Face Amount

Increasing the Face Amount. We will not allow an increase in the face amount of the policy.

Decreasing the Face Amount. You may request a decrease in the face amount of the policy if all of the following conditions are met:

o        You must make a written request to us.

o On the request date, the policy must be in force with at least one of the joint insureds alive.

o The decrease of the face amount may only be effective as of a policy anniversary.

o The amount of the reduction in face amount must be at least $25,000.

o The new face amount may not be less than our published minimum face amount.

The decrease of the face amount may cause a change in the monthly deduction charged.

A surrender penalty will result from the decrease in face amount if the decrease is made during the first 15 policy years or before the policy anniversary nearest exact age 100, whichever is earlier.

We will deduct the surrender penalty from your investment options on a pro rata basis on the date the decrease in face amount is effective.

The surrender penalty is equal to A times B divided by C, where:

A    is the full surrender penalty;

B    is the amount of the decrease; and

C is the face amount before the decrease.

After the decrease, the monthly deduction rates, monthly expense charges per $1,000 and any future surrender penalties will be based on the new face amount.

If the face amount is decreased during any required premium period, we will recalculate the required premium per year for the remainder of the required premium period based on the new face amount. Face amount reductions may require reductions in the amount of coverage under the Estate Protection Rider, if the rider is in force at the time of the face amount decrease.

PREMIUMS

Premiums are payable to Transamerica Occidental Life Insurance Company. Premium payments may be made by mail to our Administrative Office or through our authorized representative.

When you apply for a policy, you must elect a required premium per year amount. Your agent will tell you the minimum and maximum amounts that you may elect based on your proposed policy. As described below, the cumulative required premium per year must be paid during the first five policy years or the policy will enter the grace period and may lapse.

Paying the required premiums during the first five policy years does not guarantee the policy will not lapse. Even if you pay the required premiums during the first five policy years, the policy can still lapse if the accumulation value, less any outstanding loan, is not enough to pay the monthly deductions due. If the Endorsement to Modify Grace Period is in effect on your policy, however, the policy will not enter the grace period due to monthly deduction exceeding the available accumulation value, subject to the provisions of that endorsement.

We will accept any premium amount you send us while the policy is in force, subject to the Premium Limitation provision and the following conditions:

o The policy will not become effective until you pay the minimum initial premium shown on the policy's data page.

     o You must pay the required premium per year for the base policy during the first five policy years. These premiums may be paid cumulatively in advance. At the end of each of the first five policy years, we will calculate the cumulative total of all gross premiums paid for the base policy, less any premium refunds, partial surrenders and surrender penalty free withdrawals. We will divide this total by the number of years since the policy date. The resulting amount must equal or exceed the required premium per year for the base policy during the required premium period, or your policy will enter the grace period, even if the accumulation value is greater than the monthly deductions due. If you do not pay the required premium by the end of the grace period, your policy could lapse. The Endorsement to Modify Grace Period does not prevent the policy from entering the grace period, and potentially lapsing, due to failure to pay the required premium per year. If your policy lapses due to failure to pay the required premium per year, any net cash value will be paid to you if the Automatic Premium Loan Endorsement is not exercised.

o You may pay premiums at any time before the policy anniversary nearest exact age 100. Each premium must be at least $25 and may not exceed the limits described in the Premium Limitation section below.

After the end of the fifth policy year, premium payments are flexible as to amount and frequency within limits, and no premiums may be paid into the policy after the policy anniversary nearest exact age 100.

After the fifth policy year, we will continue to provide you with a schedule of premium payments. Paying these premiums does NOT guarantee that your policy will not lapse (except as provided under the Endorsement to Modify Grace Period). If you stop paying premiums after the required premium period, your coverage will continue until the net cash value is insufficient to pay the monthly deduction due. At that time, your policy will enter the grace period. Beginning with the policy anniversary nearest exact age 100, premium billing will stop and no further premium payments will be accepted.

Premium Qualification Credit

At the end of each of the first five policy years, we will calculate the total of gross premiums paid for the base policy. From this total, we will subtract any premium refunds, partial surrenders and surrender penalty free withdrawals. If the result equals or exceeds the required premium per year for the base policy during the first five policy years times the number of years since the policy date, we will deposit a premium qualification credit to your accumulation value at the beginning of the next policy year on the policy anniversary. The premium qualification credit will be allocated among your investment options according to your current allocation instructions. We will allocate the premium qualification credit on the policy anniversary. If the policy anniversary is not a valuation date, we will allocate the premium qualification credit on the next valuation date.

The amount of the credit will be a specific percentage of the required premium per year for the base policy during the first five policy years. The premium qualification credit is currently equal to 2% of the required premium per year.

We will not credit the premium qualification credit if the amount of premium required, as described above, is not received by the end of each policy year.

Premium Limitation

We reserve the right to refund any unscheduled premium during any policy year if the total premium paid:

     o    increases   the   difference   between  the  death   benefit  and  the
          accumulation value; and

     o is more than $10 per $1,000 of face amount and more than three times the total of the monthly deductions for the previous policy year.

We also reserve the right to refund any unscheduled premiums that exceed $25,000 in any 12-month period. We will not refund any amount if doing so would cause the policy to enter the grace period before the next policy anniversary.

The amount refundable will not exceed the net cash value of the policy. If the entire net cash value is refunded, we will treat the transaction as a full surrender of the policy.

Continuation of Insurance

If you do not make the required premium payments, we will automatically continue your policy at the same face amount and with any additional benefits provided by rider, subject to the grace period and any minimum premium requirements that may be in effect.

Automatic Premium Loan Endorsement

You may elect on your application to add the Automatic Premium Loan (APL) Endorsement to your policy. We may also permit you to add the endorsement at a later date. If the endorsement is in effect on your policy, then, if any portion of the required annual premium remains unpaid at the end of the grace period, we will make an automatic premium loan to pay the required premium. The policy must have enough net cash value to pay both the required annual premium due and the interest due on the automatic premium loan. If the policy does not have enough net cash value to pay both the required annual premium due and the interest due on the automatic premium loan, the policy will lapse, subject to the NONFORFEITURE provisions.

We will deduct the automatic premium loan, including the loan interest due in advance, from your investment options on a pro-rata basis. We will then transfer the automatic premium loan and applicable interest to the loan account. We will credit the net loan amount under the APL provisions as a premium payment on the same date that we take the loan. We will allocate the net premium amount under the APL provisions according to your current premium allocation elections. The automatic premium loan and applicable interest will be effective on the last day of the grace period. If that day is not a valuation date, the automatic premium loan with applicable interest, will be effective on the next valuation date.

The automatic premium loan will be subject to all other provisions and limitations that apply to policy loans.

The Automatic Premium Loan Endorsement is only effective during the first five policy years with regard to the required premium per year provision. The Endorsement will terminate after the end of the fifth policy year.

ALLOCATION OF NET PREMIUMS

In the application for your policy, you elect the initial allocation of the net premiums among the investment options. You may allocate net premiums to one or more investment options. Allocation percentages must be in whole numbers (for example, 331/3% may not be chosen) and the combined percentages must total 100%. In the future, we may limit the number of sub-accounts you may invest in. Currently, you may allocate your net premiums among any or all the sub-accounts and the fixed account. The allocation percentages you elect will apply to all premiums we receive unless you change your premium allocation instructions to us.

You may change your premium allocation instructions at any time by sending us a written request or by exercising your telephone access privilege. Any premium allocation change will apply to all premiums we receive on or after the effective date of change. We reserve the right to charge a fee up to $25 for each premium allocation change, but we do not currently charge for allocation change requests.

The accumulation value of each sub-account will vary with the investment experience of the portfolio in which the sub-account invests. You bear this investment risk. Investment performance may also affect the death benefit. Review your allocations of premiums and accumulation value as market conditions and your financial planning needs change.

Initial Premium

The initial net premium will be credited to your policy no later than the second valuation date following the latest of:

o        the date we approve the issuance of the policy;

o        the policy date;

o        the date we receive the minimum initial premium; or

o        the date we receive the final delivery requirement for the policy.




Crediting of Net Premiums Before
Reallocation Date

If any net premium is credited before the reallocation date, any amounts you elected to allocate to the separate account will be initially allocated solely to the money market sub-account. On the reallocation date, we will reallocate the portion of the accumulation value in the money market sub-account among the investment options that you elected. If the reallocation date is not a valuation date, we will make the reallocation on the next valuation date.

We will allocate any net premium credited to the policy on or after the reallocation date directly to the investment options you elected.

Subsequent Premiums

We will credit subsequent net premiums we receive on the date we receive them. If the date we receive a premium is not a valuation date, we will make the allocation on the next valuation date.

UNITS AND UNIT VALUES

Valuation of Units

We will use the net premiums you elect to allocate to the separate account to purchase units in the sub-accounts you have elected. All net premiums will be allocated according to the ALLOCATION OF NET PREMIUMS section.

The number of units purchased in a sub-account is equal to the net premium allocated to that sub-account divided by the value of the applicable unit. The value of the applicable unit will be determined on the day we receive the premium. If we receive the premium on a day that is not a valuation date, the value of the applicable unit will be determined on the next valuation date.

The number of units in a sub-account will remain fixed, unless:

     a) increased by a net premium, premium qualification credit or a transfer allocated to the sub-account;

b) reduced because of a partial surrender, surrender penalty free withdrawal, surrender penalty, monthly deduction, transfer or policy loan allocated to the sub-account; or

c)       changed by a subsequent split of a unit value.

Any transaction described in c) above will result in the cancellation of a number of units that are equal in value to the amount of the transaction.

On each valuation date, we will value the assets of each sub-account. The portion of the policy's accumulation value in a sub-account on a valuation date is equal to the number of units the policy has in that sub-account as of that valuation date multiplied by the sub-account's unit value on that valuation date.

Unit Values

The unit values for all sub-accounts except the money market sub-account were initially set at $10.00. The unit value for the money market sub-account was initially set at $1.00. The unit value for a sub-account on any subsequent valuation date is equal to:

                                {(A x B) minus C}

                                        D

where

A is the number of shares of the underlying portfolio held by the sub-account at the end of the valuation date.

B is the net asset value (NAV) per share of the underlying portfolio as of the end of the valuation date, plus the per share amount of any capital gains or dividend declared on that valuation date.

C is a charge for each day in the valuation period equal to the net assets of the sub-account multiplied by the daily mortality and expense risk factor.

D is the number of units outstanding as of the end of the valuation date.

The unit value may increase or decrease from one valuation date to the next. You bear this investment risk. We reserve the right to change the method we use to determine the unit value, subject to any required regulatory approvals.

If we are required to pay federal taxes on the separate account, we reserve the right to allocate a proportionate share of the reserves that we establish for such taxes to the policy. We may reflect the amounts of such reserves in the unit value calculation of the unit values.

ACCUMULATION VALUE

Determination of Accumulation Value

Each policy has an accumulation value, a portion of which may be available to you by taking a loan, a surrender penalty free withdrawal or partial surrender, or upon surrendering the policy. The accumulation value may affect the amount of the death benefit. The accumulation value at the time the initial premium is accepted is equal to:

o        The initial net premiums; minus


o The monthly deduction(s) we start to take as of the policy date.


The accumulation value on any specified date after the initial premium is allocated to the policy is equal to the sum of:

     o    the value of the units of the  sub-accounts  credited to your  policy;
          plus

o        the value in the fixed account credited to your policy.

Sub-Accounts

The portion of your accumulation value in sub-accounts to which you have allocated your net premiums or transferred amounts is equal to the value of the units in the sub-accounts credited to your policy times the number of such units.

Fixed Account

Amounts in the fixed account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by us. For a detailed description of the fixed account, see APPENDIX A The General Account - Fixed Account.

Loan Account

Amounts borrowed from the policy are transferred to the loan account. Amounts in the loan account do not vary with the investment performance of any sub-account. Instead, these amounts are part of the fixed account but credited with separate interest rates. The loan account is excluded from the value of the policy used to determine pro rata allocations.

Partial Surrenders

At any time after the end of the free-look period, you may surrender a portion of the policy's cash value by sending us a written request.

During the first 15 policy years, or until the policy anniversary nearest exact age 100, whichever is earlier, we will assess a pro rata surrender penalty on any surrender amount that exceeds the amount eligible for the surrender penalty free withdrawal described below.

The surrender penalty is equal to A times B divided by C, where:

A is the surrender amount you request that exceeds the amount eligible for a surrender penalty free withdrawal;

B    is the surrender penalty factor; and

C is 1000 minus the surrender penalty factor for the current policy year.

The surrender penalty factors vary by policy year and are shown in the policy data pages.

If the surrender penalty calculated is less than $25, then we will assess a $25 surrender penalty. We will assess a $25 surrender penalty charge for a partial surrender in excess of the amount eligible for surrender penalty free withdrawal if the partial surrender is taken after the 15th policy year.

We will deduct from the accumulation value:

o        the surrender amount; and

o the surrender penalty on any surrender amount that exceeds the amount eligible for surrender penalty free withdrawal.

We will deduct the requested surrender amount from your investment options on a pro-rata basis, unless you provide us a different allocation in a form and manner acceptable to us.

We will allocate any surrender penalty to your investment options in proportion of A divided by B, where:

A is the dollar amount of the surrender amount requested allocated to an investment option; and

B    is the total surrender amount.

We will deduct the surrender amount and any surrender penalty from your investment options on the day we receive your surrender request. If that day is not a valuation date, we will deduct the surrender amount and any surrender penalty from your investment options on the next valuation date.

If you choose death benefit Option 1, we will also deduct from the policy's face amount:

o the partial surrender amount requested that exceeds the surrender penalty free withdrawal amount; plus

o the surrender penalty on the surrender amount requested that exceeds the surrender penalty free withdrawal amount.

If you choose death benefit Option 3, we will also deduct from the policy's face amount:

o        the surrender amount you request that exceeds the greater of:

a)       the surrender penalty free withdrawal amount; or

b) all gross premiums paid minus the sum of all previous surrenders, surrender penalties and premium refunds; plus

o        any applicable surrender penalty.

If the new face amount would be less than our minimum allowed, then we will not allow the partial surrender.

In any policy year, the maximum amount that you may request and receive by partial surrender is:

o        the accumulation value; minus

o        any existing policy loans; minus

o        the sum of three monthly deductions; and minus

o        the greater of $25 or the full surrender penalty.

If you request an amount larger than the maximum described above, we will treat it as a request for a full surrender.

Surrender Penalty Free Withdrawals

At any time after the first policy year, you may make a partial surrender without incurring a proportionate surrender penalty. Such a partial surrender is subject to the limits described below. The minimum amount of a surrender penalty free withdrawal is $100.

When you request a partial surrender after the first policy year, we will calculate the amount eligible for a surrender penalty free withdrawal. This amount will be the lesser of:

o 10% of the accumulation value as of the last monthly policy date, minus the sum of all surrender penalty free withdrawals since the last policy anniversary; or

o        the maximum amount available as a partial surrender.

Whenever you request a partial surrender after the first policy year, we will process the amount that is eligible as a surrender penalty free withdrawal. We will process the remainder of any amount you request as a partial surrender.

We will deduct the entire partial surrender amount you request from the accumulation value. The full partial surrender amount you request will be deducted from your investment options on a pro-rata basis, unless you choose the investment options you want to allocate the full partial surrender to. If you choose this option:

o        you must request it in a form and manner acceptable to us; and

o        your request must be in good order.

We will deduct the surrender penalty free withdrawal from your investment options in the same manner that we would deduct a partial surrender.

NONFORFEITURE OPTION

You may surrender the policy at any time for its net cash value. If you request a full surrender within 30 days after a policy anniversary, the surrender value will not be less than the surrender value on that anniversary, less any loans, partial surrenders, surrender penalties, and surrender penalty free withdrawals made after the last policy anniversary.

We will charge a surrender penalty for surrenders during the first 15 policy years. There is no surrender penalty for the base policy after the first 15 policy years, or the policy anniversary nearest exact age 100, if earlier.

POLICY LOANS

You may borrow the net cash value of the policy. The maximum loan amount is the accumulation value as of the date of the loan request, minus:

a)   any existing policy loan;

b)   interest on the amount of the loan to the end of the policy year; and

c)   the full surrender penalty or two monthly deductions, whichever is greater.

If the survivor dies, we will deduct the outstanding loan from the death benefit before we pay the death benefit.

The loan will be secured by that portion of the accumulation value equal to the amount of the loan.

We will deduct the net loan amount from your investment options on a pro rata basis, unless you provide us with a different allocation election in a form and manner acceptable to us, and transfer that amount to the loan account.

We will credit interest to the outstanding loan at a rate equal to 4%.

Loan Repayment

You may repay any part of an outstanding loan at any time while either joint insured is living.

If you want to make a loan repayment, you must inform us that the payment you send us is for that purpose. If your payment is not clearly marked as a loan repayment, we will assume it is a premium payment if it is received before the policy anniversary nearest exact age 100. When we receive a loan repayment, we will apply it to the outstanding loan. We will allocate the loan repayment to your investment options according to your current premium allocation instructions. We will allocate the loan repayment on the date we receive it. If the date we receive the repayment is not a valuation date, we will allocate the loan repayment on the next following valuation date.

Your policy will not automatically lapse if you do not repay a loan. However, the net cash value must be large enough to cover the monthly deduction due and any loan interest due that is not paid in cash.

If any loan interest due is not paid in cash, we will add the interest to the loan. We will deduct the loan interest from your investment options on a pro rate basis, and then transfer the loan interest to the loan account. The loan interest deduction and transfer will be effective on the policy anniversary. If the policy anniversary is not a valuation date, the loan interest deduction and transfer will be effective on the next valuation date. Any loan interest paid in cash will be applied to the loans in the order in which they were made.

Loan Interest Charged

You must pay interest on the total loan balance each year in advance. The interest is due on the policy anniversary. The loan interest rate depends on the policy year during which the loan interest is due, as follows:

o For loan interest due during policy years 1 through 10, the loan interest rate is 4.75% (4.53% in advance).

o For loan interest due during policy years 11 through 20, the loan interest rate is 4.50% (4.30% in advance).

o For loan interest due during policy years 21 and later, the loan interest rate is 4.25% (4.07% in advance).

We may charge lower rates than those shown above, but we will never charge higher rates.

If you do not pay the interest in cash when it is due, we will add the amount of the interest to the loan. We will charge interest on this amount based on the loan interest rate in effect for the policy year during which the loan interest is due. Any loan interest added to your loan will be deducted from your investment options on a pro rata basis.

Currently, we charge loan interest rates of 4.50% (4.30% in advance) during policy years 1 through 10; 4.25% (4.07% in advance) during policy years 11 through 20; and 4.00% (3.85% in advance) during policy years 21 and later.

Effect of Policy Loans

Policy loans will affect the accumulation value and surrender value, and may permanently affect the death benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the sub-accounts is less than or greater than the interest credited to the portion of the policy in the fixed account that secures the loan.

We will deduct any outstanding policy loan from the proceeds payable when the survivor dies or from a full surrender.

If the outstanding policy loan exceeds the accumulation value minus surrender penalties, the policy will be in default. There is no charge imposed solely because the policy goes into default. If you do not pay the required premium within the grace period, however, the policy will terminate without value.

If you have an outstanding policy loan, decreases in accumulation value, including decreases due to negative investment results in your sub-account allocations, could result in default of your policy. If you have an outstanding policy loan and do not pay loan interest when due, unpaid interest will be added to your loan. If your investment gains are not sufficient, the outstanding policy loan could be greater than your net cash value, resulting in your policy entering the grace period.

In the event the policy lapses or is otherwise terminated while a policy loan is outstanding, the policy loan will be treated as cash received from the policy for income tax purposes. Any cash received, that is, the outstanding policy loan plus any other accumulation value less surrender penalties in excess of the policy's tax basis, should be taxable as ordinary income. For a discussion of the federal tax considerations of policy loans, see FEDERAL TAX CONSIDERATIONS - Policy Loans.

GRACE PERIOD

During the first five policy years, a grace period is a period of 60 days starting on:

o a policy anniversary on which the cumulative required premium per year for the base policy has not been paid; or

o a monthly policy date when the accumulation value minus any existing loan is less than the monthly deduction due.

During the first five policy years, failure to pay sufficient premium to meet the cumulative required premium per year amounts will cause your policy to enter the grace period, even if the accumulation value is greater than the monthly deductions due.

After the fifth policy year and before the policy anniversary nearest exact age 100, the policy will enter the grace period on any monthly policy date when the net cash value is less than the monthly deductions due.

By current practice, however, we will continue the coverage and the policy will not enter the grace period beginning in the sixth policy year because the monthly deduction is greater than the net cash value so long as the following conditions are met:

o the policy owner continues to pay sufficient premium such that at the end of each policy year the cumulative premium paid satisfies the amount of the cumulative required premium per year for the number of years since the policy date;

o the monthly deductions due are not greater than the accumulation value minus any outstanding loan; and

o the policy owner does not take any partial surrenders, including surrender penalty free withdrawals.

For this purpose, the amount of required premium is based on the minimum required premium that you could have chosen for the policy, not the amount you committed to pay at the time of the application if you elected to pay a higher amount.

After the policy anniversary nearest exact age 100, a grace period is a period of 60 days starting on a policy anniversary on which any loan interest due has not been paid in cash, and the accumulation value minus any existing loan is less than the loan interest due.

If the policy enters the grace period, we will let you know by sending a notice to your last known address. The notice will state the amount you must pay to keep the policy in force. You must pay this amount before the grace period ends. If you do not pay enough, the policy will lapse at the end of the 60 days. If there is any net cash value remaining at the end of the grace period, we will apply it to the nonforfeiture option. If there is not net cash value remaining at the end of the grace period, the policy will lapse.

During the grace period, we will not charge interest on the amount due. If the survivor dies during the grace period and before you pay the amount due, we will subtract from the death benefit the amount required to provide insurance to the date the survivor died.

REINSTATEMENT

If the policy lapses, it may be reinstated provided it was not surrendered. To reinstate the policy, you must meet the following conditions:

o You must request reinstatement in writing within three years after the date of lapse and before the policy anniversary nearest exact age 100.

o If only one joint insured is alive when you request reinstatement, the first death must have occurred before the end of the grace period, and you must submit proof of such death before the reinstatement.

o        Evidence of insurability satisfactory to us must be given to us by:

a) both joint insureds, if the lapse occurred while both joint insureds were living; or

b)   the survivor, if lapse occurred after the first death.

o If any loans existed when the policy lapsed, you must repay or reinstate such loans, with interest. Interest will be compounded annually from the date of lapse. Interest will be at the loan reinstatement rate for your loan. The loan reinstatement interest rate will not exceed an effective annual rate of 4.75% (4.53% in advance).

o The reinstated policy will be subject to the minimum premium requirement during the first five policy years. This means that the required premium period will be calculated from the original policy date. It does not start over.

     If the policy lapsed during the required premium period, and is reinstated in a different policy year, you must pay a premium large enough to meet the minimum premium requirement at the time of reinstatement, with interest. Interest will be compounded annually at the reinstatement interest rate of 6%. If the policy lapsed after the required premium period, or if it lapsed during one of the first 5 policy years and is reinstated in the same policy year, you must pay a premium large enough to cover two monthly deductions due when the policy lapsed and three monthly deductions due when the policy is reinstated.

o If you reinstate the policy during the required premium period, you must repay any net cash value given to you at the time of lapse, with interest. Interest will be compounded annually at the reinstatement interest rate of 6%.

o If the policy is reinstated within the first 15 policy years or before the policy anniversary nearest exact age 100, whichever is first, any applicable surrender penalties in effect for the reinstated policy will be calculated from the original policy date.

The effective date of a reinstatement will be the date we approve your request.

The accumulation value of the reinstated policy will be:

o        any surrender penalty assessed at the time of lapse; plus

o        any net cash value we paid to you at the time of lapse; plus

o        any loan repaid or reinstated; plus

o        any net premium you pay at reinstatement; minus

o        any monthly deductions due at the time of lapse.

We will allocate any loan repaid or reinstated and any net premium you pay at reinstatement according to the most recent premium allocation election we have received from you. We will restore any surrender penalty assessed at the time of lapse. We will allocate any restored surrender penalty and any net cash value you repay at reinstatement among your investment options in the same proportion as these amounts were deducted at the time of lapse.

We will allocate the amount you pay within one valuation date after the later of:

o    the valuation date that we approve the reinstatement; or

o    the valuation date that we receive the required premium and other payments.

OTHER BENEFITS

Other benefits are available under the policy by riders or endorsements attached to the policy. Any costs of these riders or endorsements become part of the monthly deductions, unless we specify otherwise. All riders and endorsements may not be available in all jurisdictions, and the names of the riders and endorsements may vary by jurisdiction.

Guaranteed Policy Split Option Rider

A policy split may have tax consequences. You should consult a qualified tax adviser.

This rider will be added by us at issue to your policy at no additional charge to you if the joint insureds each qualify for the rider under our current underwriting guidelines. There are no monthly deductions associated with this rider. Under this rider, you may apply, subject to the following conditions and restrictions, to exchange the original policy for two individual fixed life insurance policies, one on each of the lives of the joint insureds, if either of the contingent events listed below occurs. A new policy may not exceed 50% of the face amount of the original policy. The new policies will not be variable policies.

Under this rider, you will not need to submit new underwriting evidence on either joint insured to qualify for either individual policy. Additionally, the new policies would have the same policy date as the current policy.

The accumulation value less any outstanding loans under the original policy will be allocated to each new policy in the same ratio which the face amount of each new policy bears to the face amount of the original policy. Any remaining net cash value will be paid to you as a partial surrender.

Contingent Events. You may apply for the option if either of the following events occurs:

o A final divorce decree has been issued with respect to the marriage of the joint insureds. The joint insureds must have been married to each other when the original policy was issued.

o A change to federal estate tax provisions of the Code has occurred which results in either (a) or (b):

a) Code Section 2056(a), or its successor, is amended so as to eliminate or reduce the federal estate tax unlimited marital deduction.

b) Code Section 2001, or its successor, is amended so that the federal estate tax rates are reduced. The reduction must be such that the amount of federal estate tax that would be due at the death of the survivor is 50% or less of the tax that would have been due before the change to the Code.

     We will not notify you of any tax law changes that may affect the original policy.

Application. To exercise this option, you must notify our Administrative Office in writing within 6 months of the date that either of the contingent events occur. In the case of events involving changes to the Code, we will count the 6 months from the date of the change in the Code.

We must also receive all of the following items in order to process the exchange:

o The release of any lien against or assignment of the original policy. However, you may, instead, submit written approval by the lienholders or assignees of the exchange of policies in a form and manner satisfactory to us with such other documents that we may require.

o        The original policy.

o A policy change application containing your request to exercise this option and your request to surrender the original policy.

o A copy of the final divorce decree, if applicable.

o        Payment of any amount due for the exchange, if applicable.

We will consider the application for the original policy and the policy change application to be the application for each new policy.

Effective Date. If we approve the exchange, the effective date of the new policies will be the date the option is exercised.

New Policy. The exchange must be to a flexible premium adjustable life policy, on a policy form designated by us for such purpose. We will have at least one form available for exchanges. Each new policy issued will be based on the age, class of risk and smoking status of the applicable joint insured as of the date the original policy was issued. The premiums for each new policy will be based on our published rates in effect on the date of the request to split the original policy. Riders that form a part of the original policy, and any new riders requested, will become a part of each new policy only if we agree to provide them on the date of the exchange. Each new policy will take effect immediately upon the termination of the original policy. Under no circumstances will we pay a death benefit under both the original policy and the new policy.

The policy date of each new policy will be the same as the policy date of the original policy.

Loans. Any policy loan will be divided and transferred on a proportionate basis to each new policy.

Exchange Adjustments. The following adjustments may be made at the time of the exchange:

o If you receive a new policy on each joint insured for 50% of the face amount of the original policy and the original policy is in the surrender penalty period, we will waive the surrender penalty applicable to the original policy.

o If you receive a new policy on either of the joint insureds for less than 50% of the face amount of the original policy and the original policy is still in the surrender penalty period, we will deduct a proportionate surrender penalty from the accumulation value, less any loans, not applied to the new policy. We will also deduct the proportionate portion of the loan not applied to the new policy from any cash value refund.

o If you receive a new policy on only one joint insured and the original policy is still in the surrender penalty period, we will deduct a proportionate surrender penalty from the portion of the accumulation value, less any proportionate portion of the loan attributable to that joint insured.

o The minimum initial premium for each new policy will be equal to:

a) the cumulative total of the required annual premiums applicable to the new policy for the number of years that the original policy was in force; minus

b) the total accumulation value, net of any loans, transferred to the new policy.

     We will apply this one time premium to the new policy as a gross premium.

Ownership. The owner of a new policy will be the same as the owner of the current policy. If you do not want the owner of the current policy to be the owner of the new policy, you must indicate this in the application for the new policy and complete a transfer of ownership form. We may also require that the owner of the new policy provide us with evidence of insurable interest in the lives of the joint insureds.

Beneficiary. The beneficiary of the new policy will be the same as the beneficiary of the current policy. If you do not want the beneficiary of the current policy to be the beneficiary of the new policy, you must indicate this in the policy change form and complete a change of beneficiary form. We may also require that the new beneficiary provide us with evidence of insurable interest in the lives of the joint insureds.

Suicide and Incontestability. If we approve the exchange, the period for which the joint insureds were covered before the date of the exchange will be used to reduce the time period for the suicide exclusion and incontestability provision under the new policies.

If the original policy is contested, subject to the incontestability provision of the original policy, we will cancel the rider. If the original policy's premiums are refunded under its suicide exclusion, we will cancel the rider.

Termination. The rider terminates on the earliest of the following dates:

o    the date of the first death;

o the date you elect to exchange the original policy under the Guaranteed Exchange Option Rider or the Option to Split Policy under the original policy;

o    the  date  the  original  policy  is  changed  to  paid-up  insurance,   if
     applicable;

o    the date the original policy is surrendered or terminated; or

o    the date the original policy lapses under the GRACE PERIOD provision.

Reinstatement of the Rider. If the original policy and the attached rider lapse, you may reinstate the rider at the same time the original policy is reinstated. We will, however, require acceptable proof of insurability on both joint insureds.

Misstatement of Age. We will follow these rules:

o If a misstatement of either joint insured's age is found before this option is exercised and the original policy's death benefit is reduced as a result, the face amount of each new policy will be based on the adjusted face amount of the current policy.

o If a misstatement of either joint insured's age is found after this option is exercised, the death benefit amount under the new policy will be subject to the Misstatement of Age provision of the new policy.

Policy Changes. If the face amount of the original policy is changed for any reason, we will proportionately change the face amount available under the option.

Endorsement to Modify Grace Period

You may elect to add this endorsement to the policy at the time of issue if the death benefit option selected is Option 1. If the death benefit Option 1 is changed, the endorsement will terminate. While there is no direct charge or additional monthly deduction for the endorsement, the Select Monthly Premiums must be paid to maintain the benefits of the endorsement, subject to all other terms of the endorsement.

For purposes of the endorsement, the following definitions will apply:

Net Deposits mean the total premiums paid, less the sum of any premium refunds, partial surrenders, and surrender penalty free withdrawals, since the policy date. In calculating the net deposits, premium paid in a policy year prior to the policy year in which the select monthly premium is due will reflect a time value of money at 4 % per year.

Select Monthly Premium is the amount you must pay each month during the select period to maintain this endorsement. This amount is shown in the policy data page. This amount may be paid cumulatively in advance.

During the select period, the policy will not enter its grace period due to lack of accumulation value if:

o        there is no outstanding loan;

o the select monthly premium requirement has been met. The select monthly premium requirement will be met if, at the start of each policy month, the net deposits equal or exceed the cumulative select monthly premiums due since the policy date; and

o        the death benefit Option 1 is, and has always been in effect.

If all three of the above requirements are met, the grace period will be modified so that the base policy and the endorsement will remain in force. If the grace period is modified, all other riders, except for the Full Death Benefit Rider, will be terminated. Any conversion privilege included in the terminated riders must be exercised at that time or they will be forfeited.

The endorsement does NOT prevent the policy from entering the grace period during the first five policy years due to failure to meet the required premium per year payment amounts.

The select period is the first 20 policy years or the policy anniversary nearest the 100th birthday of the younger of the joint insureds, if earlier. The select monthly premium will vary by policy and will be specified on the policy data pages.

We will continue to deduct the monthly deductions from the accumulation value as they come due. We will offset the amount of the monthly deductions in excess of the accumulation value when there is sufficient accumulation value.

The endorsement does NOT prevent the policy from entering the grace period during the first five policy years due to failure to meet the required premiums per year payment amounts.

Policy Changes. If you request an increase or decrease in the face amount of the policy during the select period, the select monthly premium will be adjusted from that point forward. The select period will not be adjusted.

Automatic Termination. The endorsement will automatically terminate when the first of the following events occurs:


o the cumulative net deposits on any monthly date is less than the cumulative total of all select monthly premiums due since the policy date;

o    the select period ends;

o    you change the death benefit option from Option 1 to another option;

o the policy is exchanged under the Guaranteed Exchange Option, the Option to Split the Policy, or the Guaranteed Policy Split Option Rider, if applicable;

o    the policy is changed to paid-up insurance, if applicable; or

o    the policy terminates.

Reinstatement. If the endorsement terminates solely due to the select monthly premium requirement not being met, you may reinstate the endorsement within 30 days of the termination date.

To reinstate the endorsement, you must, within 30 days from the termination date:

o        request reinstatement in writing; and

o        pay us the necessary premium to reinstate the endorsement.

The necessary premium to reinstate the endorsement is equal to:

o the difference between the cumulative select monthly premiums due and the net deposits as of the termination date; plus

o two select monthly premiums or, if less, the select monthly premiums due to the end of the select period.

Reinstatement of the endorsement will be subject to all other provisions of the endorsement.

Accelerated Death Benefit Option
Endorsement

This endorsement will be added to your policy at issue so long as the endorsement is approved in the state in which you apply for the policy. There is no monthly deduction or other charge for the endorsement unless you take an accelerated death benefit payment. Exercising the option and receiving an accelerated death benefit will permanently affect the remaining death benefit under the policy and will also result in a reduction of the policy's accumulation value.

An accelerated death benefit is only payable:

o    after the death of the first of the joint insureds; and

o upon submission of satisfactory evidence that the survivor has a terminal illness qualifying for the benefit.

Other conditions apply which determine whether an accelerated death benefit is payable.

Note. Any amount payable under this option is intended to qualify for federal income tax exclusion to the maximum extent possible. Benefits under some business related policies may not be excluded. To that end, the provisions of the endorsement and the policy are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions to the contrary. We reserve the right to amend the endorsement and the policy to reflect any clarifications that may be needed or are appropriate to maintain such qualification, or to conform the endorsement and the policy to any applicable changes in the tax qualification requirements. You will be sent a copy of such notice. Benefits paid under this rider may be taxable. As with all tax matters, you should consult a tax adviser to assess the impact of this benefit on you and the policy.

Amount of Benefit. While the policy is in force and upon your request, we will pay an accelerated death benefit to you, subject to the conditions and limitations in the endorsement. You may request an accelerated death benefit in any amount, subject to a minimum amount of $10,000 and a maximum amount equal to the lesser of:

o        $250,000; or

o 75% of the combined policy basic death benefit for all policies insuring the survivor that were issued by us as of the first accelerated death benefit payment.

If the first accelerated death benefit payment is less than the maximum, then no more than the remaining balance of the maximum can be paid out on a later date as an accelerated death benefit.

If there is an outstanding loan, the accelerated death benefit payment may be reduced to repay a proportionate portion of the policy loan.

At the time we pay the accelerated death benefit, if the policy is in the grace period, we will deduct any unpaid premium in accordance with the grace period provisions.

We will deduct a $250 administrative fee from each accelerated death benefit payment.

Exercising the Option. We must receive your written request at our Home Office or at our Administrative Office within 30 days after the certification of diagnosis of terminal illness, or as soon thereafter as reasonably possible. The request should include the survivor's name and the policy number and must be signed and dated by you. If the policy has an irrevocable beneficiary, that person(s) must also sign the request. If the policy is assigned, we must receive a completed and signed release of assignment. If the policy was issued in a community property state, we may require your spouse to sign the request.

We must also receive written proof of the terminal illness before we make a payment under this option. This proof must consist of a physician's certificate acceptable to us, and indicate that the survivor has a medical condition resulting from bodily injury or disease, or both, and:

o which has been diagnosed by the physician after the issue date of the policy;

o for which the diagnosis is supported by clinical, radiological, laboratory or other evidence of the medical condition which is satisfactory to us;

o    which is not curable by any means available to the medical profession; and

o which the physician certifies is expected to result in the survivor's death within 12 months of diagnosis.

We may request additional medical information from the physician submitting the certification or any physician we consider qualified. The physician providing the certification must be:

o an individual other than you, the survivor or member of either your or the survivor's immediate family, and

o        who is a doctor of medicine or osteopathy,

o licensed in the jurisdiction in which the advice is given or diagnosis is made, and

o        who is acting within the scope of his or her license.

Limitations. The following limitations apply to this option:

o The availability of this option is subject to the terms of the policy, including the Incontestability and Suicide provisions.

o No benefit will be paid if terminal illness is the result of intentionally self-inflicted injury(ies) at any time.

o At each request to exercise this option, there must be at least two years remaining from the effective date to the expiration date or maturity date of each portion of the basic death benefit.

o        You may not exercise this option:

a) if required by law to use the Accelerated Death Benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or

b) if required by a government agency to use the Accelerated Death Benefit in order to apply for, or obtain or otherwise keep a government benefit or entitlement.

o This option is not available if the maximum Accelerated Death Benefit has been paid.

o The face amount of the policy must be at least $50,000 at the time of the first written request.


Effect of Benefit Payment on Policy. After an Accelerated Death Benefit is paid, the policy and any riders and benefits will remain in effect, subject to the following adjustments.

The basic death benefit after payment of an Accelerated Death Benefit will equal the amount of the basic policy death benefit before the payment of the Accelerated Death Benefit, minus the result of multiplying (a) by (b), where:

a)       is the Accelerated Death Benefit; and

b)       is 1 (one) plus an interest rate that is the greater of:

1)       the current yield of 90 day treasury bills; or

2)       the policy loan effective interest rate.

The adjustment to the policy will be proportional to the amount of the Accelerated Death Benefit. The basic death benefit and, if applicable, the policy's face amount, accumulation value, cash value, policy loan, and required premium will be adjusted as of the effective date of this option. The adjustments to the basic death benefit will be made in the following order:

o level term rider(s) on the survivor, if any, beginning with the most recent rider; and

o        remaining portions of the basic death benefit.

New policy charges and premiums will be based on the rates in effect for the resulting face amount.

Physical Examination. While a claim is pending, we reserve the right to obtain a additional medical opinions and to have the survivor examined at our expense by a physician of our choice.

Payment of Claims. We will pay the Accelerated Death Benefit in a lump sum to you. If the survivor dies before payment is made, we will pay the entire death benefit of the policy to the beneficiary.

Legal Actions. No legal action may be brought to recover the payment requested under this option within 60 days after written proof of the survivor's terminal illness has been given to us. No such action may be brought after 3 years from the time we receive written proof of the survivor's terminal illness.

Full Death Benefit Rider

This rider may only be added to the policy at the time the policy is issued. Adding this rider will increase your minimum required premium per year for the first five policy years. It will also affect your monthly deduction, as described below.

If you elect this rider and the rider is still in force, then, beginning with the policy anniversary nearest the 100th birthday of the younger of the joint insureds, the death benefit will be the death benefit as defined on the day before the policy anniversary nearest exact age 100. The death benefit will be subject to adjustments after age 100 for misstatement of age or sex, the grace period and the reinstatement provisions.

Monthly Deduction. We will take the monthly deduction for this rider starting on the policy anniversary nearest exact age 90. We will continue to take the monthly deduction for this rider until the policy anniversary nearest exact age 100.

Termination. The rider will terminate on the earliest of:

o    the date the survivor dies;

o the date the policy is continued under a nonforfeiture option, if applicable;

o    the date we receive your written request to terminate the rider; or

o the date we receive your written request to surrender or terminate the policy.

Estate Protection Rider

This rider may only be added to the policy at the time the policy is issued. Adding this rider will increase your minimum required premium per year for the first five policy years. It will also affect your monthly deduction, as described below.

This rider is generally available to proposed owners between the ages of 16 and 80 at issue. If you elect and we approve coverage under this rider and if the survivor dies during the first four policy years while the rider is in effect, we will pay the rider amount to the beneficiary. The rider amount is in addition to the death benefit payable. The maximum rider benefit is 125% of the face amount of the base policy. The rider amount is shown in the policy data page.

Rider Premium. While this rider is in force, each month, we will take the monthly deduction for this rider as part of the total monthly deduction from the policy's accumulation value.

Reinstatement. If the rider lapses, you may reinstate it at any time before its expiration date. However, we will require acceptable proof of insurability from both joint insureds.

No Cash Value or Dividends. The rider does not have cash value, and does not participate in our profits or surplus.

Beneficiary. The beneficiary will be the same as the beneficiary for the base policy.

Termination of the Rider. The rider terminates on the earliest of the following dates:

o    the end of the fourth policy year;

o    the date the policy lapses;

o    the date the policy is changed to paid-up insurance, if applicable;

o    the date the policy is surrendered;

o the date the policy is exchanged under the Option to Split the Policy or the Guaranteed Policy Split Option;

o the date the benefit provided under the Endorsement to Modify the Grace Period becomes effective, if elected; or

o    the date we receive your written request to terminate this rider.

OTHER POLICY PROVISIONS

The following policy provisions may vary by state.

Incontestability of the Policy

Except for fraud or nonpayment of premiums, the policy will be incontestable with respect to either joint insured after it has been in force during the lifetime of that joint insured for two years from the date of issue. This provision does not apply to any rider or endorsement providing benefits specifically for disability or death by accident.

We must be notified of the first death if it occurs during the first two policy years. If the policy is rescinded for any contestable reason (e.g. material misrepresentation), we will be liable only for the amount of premiums paid, less any partial surrenders and any outstanding loans and loan interest due. The policy will be rescinded as of the policy date.

Suicide

If either joint insured dies by suicide, while sane or insane, within two years from the date of issue, we will be liable only for the amount of premiums paid, less any partial surrenders, surrender penalty free withdrawals, loans and loan interest due. The policy will be rescinded as of the policy date.

Delay of Payments

We may postpone any transaction involving the separate account during any period when:

o trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, or the New York Stock Exchange is closed for days other than weekends or holidays;

o    the  Securities  and  Exchange   Commission  has  allowed  or  ordered  the
     suspension described above; or

o the Securities and Exchange Commission has determined an emergency exists such that disposal of mutual fund securities or valuation of assets is not reasonably practical.

Transactions involving the separate account include the following, to the extent the amounts of the transactions come from the portion of the accumulation value in the separate account:

o        transfers between or among sub-accounts;

o        transfers to or from the separate account;

o        loans;

o        partial or full surrenders; and

o        death benefits.

We may delay paying you any portion of a partial or full surrender that comes from the accumulation value of the fixed account for up to six months after we receive your written request for the surrender.

We may delay making a loan to you to the extent that the loan is deducted from the portion of the accumulation value in the fixed account for up to six months after we receive your written request for the loan. We will not delay any loan made to pay premiums due on the policy.

We may delay any payment until all premium checks have cleared.

FEDERAL TAX CONSIDERATIONS

The following is a summary of federal tax considerations for U.S. persons based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the policies. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the policy owner is a corporation. You should consult a qualified tax adviser to apply the law to your circumstances.

Transamerica Occidental Life Insurance Company and the Separate Account

Transamerica is taxed as a life insurance company under Subchapter L of the Code. We file a consolidated tax return with our life insurance company subsidiaries. We do not currently charge for any income tax on the earnings or realized capital gains in the Separate Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the separate account.

Under current laws, we may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the separate account, we may charge for taxes paid or for tax reserves.

Taxation of the Policies

We believe that the policies described in this prospectus are life insurance contracts under Code Section 7702. Section 7702 affects the taxation of life insurance contracts and places limits on the relationship of the accumulation value to the death benefit. As life insurance contracts, the death benefits of the policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the Internal Revenue Service
(IRS) on the issue, we believe that providing the same amount at risk after age 99 as is provided at age 99 should be sufficient to maintain the excludability of the death benefit after age 99. However, this lack of specific IRS guidance makes the tax treatment of the death benefit after age 99 uncertain. Also, any increase in accumulation value should not be taxable until received by you or your designee, unless the policy is a modified endowment contract.

Federal tax law requires that the investment of each sub-account funding the policies is adequately diversified according to Treasury regulations. We believe that the portfolios currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which policy owners may direct their investment assets to divisions of a separate investment account without being treated as the owner of such assets who is taxed directly on the income from such assets. Regulations may provide such guidance in the future. The policies or our administrative rules may be modified as necessary to prevent a policy owner from being treated as the owner of any assets of the separate account who is taxed directly on their income.

A surrender, partial withdrawal, distribution, payment, change in the death benefit option, change in the face amount, lapse with policy loan outstanding, or assignment of the policy may have tax consequences. Within the first fifteen policy years, a distribution of cash required under Code Section 7702 because of a reduction of benefits under the policy may be taxable to the policy owner as ordinary income respecting any investment earnings. Federal, state and local income, estate, inheritance, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each insured, policy owner or beneficiary.

Withholding

If all or part of a distribution from the policy is includible in gross income, the Code requires us to withhold federal income tax unless the policy owner elects, in writing, not to have tax withholding apply. The federal income tax withholding rate is generally 10% of the taxable amount of the distribution. Withholding applies only if the taxable amount of all distributions are at least $200 during a taxable year. Some states also require withholding for state income taxes.

If payments are delivered to foreign countries, however, the tax withholding rate will generally be 10% unless you certify to us that you are not a U.S. person residing abroad or a "tax avoidance expatriate" as defined in Code
Section 877. Such certification may result in withholding of federal income taxes at a different rate.

Policy Loans

We believe that loans received under the policy will be treated as an indebtedness of the policy owner for federal income tax purposes. Under current law, these loans will not constitute income for the policy owner while the policy is in force, but see Modified Endowment Contracts.

Interest Disallowance

Interest on policy loans is generally nondeductible. You should consult your tax adviser on how the rules governing the non-deductibility of interest would apply in your individual situation.

Modified Endowment Contracts

Special rules described below apply to the tax treatment of loans and other distributions under any life insurance contract that is classified as a modified endowment contract, or MEC. A MEC is a life insurance contract that either fails the 7-pay test or is received in exchange for a MEC. In general, a policy will fail this 7-pay test if:

o the cumulative premiums and other amounts paid for the policy at any time during the first seven policy years; or

o during any subsequent 7-year test period resulting from a material change in the policy;

exceed the sum of the net level premiums which would have been paid up to such time if the policy had provided for certain paid-up future benefits after the payment of 7 level annual premiums. If to comply with this 7-pay test limit any premium amount is refunded with applicable interest no later than 60 days after the end of the policy year in which it is received, such refunded amount, excluding interest, will reduce the cumulative amount of premiums that is compared against such 7-pay test limit.

If there is any reduction in the policy's benefits during a 7-pay test period, the 7-pay test limit will be recalculated and the policy will be retested retroactively from the start of such period by taking into account such reduced benefit level from such starting date. Generally, any material change in the policy may be treated as producing a new contract for 7-pay test purposes, requiring the start of a new 7-pay test period as of the date of such change.

Distributions Under Modified Endowment
Contracts

The amount of partial surrenders, loans, withdrawals and other distributions made before the survivor's death under a MEC, or the assignment or pledge of any portion of the value of a MEC, are includible in gross income on an income-out-first basis. The amount received or pledged is treated as allocable first to the income in the contract and then to a tax-free recovery of the policy's investment in the contract, or tax basis. Generally, a policy's tax basis is equal to its total premiums less amounts recovered tax-free. To the extent that the policy's cash value (ignoring surrender penalties except upon a full surrender) exceeds its tax basis, such excess constitutes its income in the contract. However, where more than one MEC has been issued to the same policyholder by the same insurer, or an affiliate, during a calendar year, all such MEC's are aggregated for purposes of determining the amount of a distribution from any such MEC that is includible in gross income.

In addition, any amount includible in gross income from a MEC distribution is subject to a 10% penalty tax on premature distributions, unless the taxpayer has attained age 59 1/2 or is disabled or the payment is part of a series of substantially equal periodic payments for a qualifying lifetime period. Furthermore, any loan, pledge, or assignment of, or any agreement to assign or pledge any portion of a MEC's cash value is treated as producing an amount received for purposes of these MEC distribution rules.

REPORTS

We maintain the records for the separate account.

We will send you a statement at least once a year,  without charge,  showing the face amount, accumulation value, cash value, loans, partial surrenders, surrender penalty free withdrawals, premium qualification credits, premiums paid and charges as of the statement date. The statement will also include summary information about the portions of your accumulation value in the fixed account, the sub-accounts and the loan account. We may include additional information.

Upon written request at any time, we will send you an illustration of your policy's benefits and values. There will be no charge for the first illustration in each policy year. We reserve the right to charge a fee up to $25 for any illustration after the first in any policy year.


DIRECTORS AND PRINCIPAL OFFICERS OF
TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
Patrick S. Baird*****                 Director of TOLIC since 1999. Director, Senior Vice President and
                                      Chief Operating Officer of PFL Life Insurance Company since 1996.
                                      Executive Vice President and Chief Operating Officer of AEGON USA
                                      since 1995. Chief Financial Officer of AEGON USA from 1992 to 1995.
                                      President and Chief Tax Officer of AEGON USA from 1984 to 1995.

Brenda K. Clancy*****                 Director of TOLIC since 1999. Senior Vice President, Corporate, of
                                      PFL Life Insurance Company since 1991. Treasurer and Chief Financial
                                      Officer of PFL Life Insurance Company since 1996.

James W. Dederer, CLU*                Director, Executive Vice President, General Counsel and Corporate
                                      Secretary of TOLIC since 1988.

George A. Foegele****                 Director and Senior Vice President; President and Chief Executive
                                      Officer of Transamerica Life Insurance Company of Canada.

Douglas C. Kolsrud*****               Director of TOLIC since 1999. Director, Senior Vice President, Chief
                                      Investment Officer and Corporate Actuary, Investment Division, of
                                      PFL Life Insurance Company.

Richard N. Latzer***                  Director, Senior Vice President and Chief Investment Officer of
                                      Transamerica Corporation since 1989. Director, President and Chief
                                      Executive Officer of Transamerica Investment Services, Inc. since
                                      1988.

Karen O. MacDonald*                   Director, Senior Vice President and Corporate Actuary of TOLIC since
                                      1995. Senior Vice President and Corporate Actuary from 1992 to 1995.

Gary U. Rolle'*                       Director, Executive Vice President and Chief Investment Officer of
                                      Transamerica Investment Services, Inc. since 1981.

Paul E. Rutledge III**                Director and President, Reinsurance Division since 1998. President,
                                      Life Insurance Company of Virginia, 1991-1997.

Craig D. Vermie*****                  Director of TOLIC since 1999. Director, Vice President and General
                                      Counsel, Corporate, of PFL Life Insurance Company since 1990.

Ron F. Wagley, CLU*                   Senior Vice President and Chief Agency Officer of TOLIC since 1993.
                                      Vice President of TOLIC from 1989 to 1993.



*The business address is 1150 South Olive Street, Los Angeles, California 90015. **The business address is 401 North Tryon Street, Charlotte, North Carolina 28202.
***The business address is 600 Montgomery Street, San Francisco, California
94111.
****The business address is 300 Consilium Place, Scarborough, Ontario, Canada M1H3G2.
*****The business address is 4333 Edgewood Road, N.W., Cedar Rapids, Iowa 52449.

Transamerica is insured under a broad manuscript fidelity bond program with coverage limits of $80,000,000. The lead underwriter is Capital CNA.

PERFORMANCE INFORMATION

We may advertise total return and average annual total return performance information based on the periods that the portfolios have been in existence. The results for any period prior to the policies being offered will be calculated as if the policies had been offered during that period of time, with all charges assumed to be those applicable to the sub-accounts and the portfolios.

The average total returns shown will reflect sub-account performance, and will include deductions for portfolios expenses and separate account's mortality and expense risk charge. The performance numbers will generally NOT include any of the charges, fees or deductions associated with the policies. Specifically, they will not include the administrative charge of 6% or 5.5% of premium; the monthly deductions; any other fees or charges, nor the surrender charges for surrenders during the first 15 policy years. If these charges, fees and deductions were taken into consideration, the performance would have been substantially less. We may advertise other performance calculations.

We will provide prospective owners with customized illustrations showing how charges, fees, deductions, premiums and other policy activity could affect death benefits.

We may compare performance information for a sub-account in reports and promotional literature to:

o        Standard & Poor's 500 Stock Index, or S&P 500;

o        Dow Jones Industrial Average, or DJIA;

o        Shearson Lehman Aggregate Bond Index;

o    other  unmanaged  indices  of  unmanaged   securities  widely  regarded  by
     investors as representative of the securities markets;

o other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services;

o other services, companies, publications, or persons such as Morningstar, Inc., who rank the investment products on performance or other criteria; and

o        the Consumer Price Index.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administration charges, separate account charges and portfolio management costs and expenses. Performance information for any sub-account reflects only the performance of a hypothetical investment in the sub-account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in reviewing market conditions during a period and in considering a portfolio's success in meeting its investment objectives.

In advertising, sales literature, publications or other materials, we may give information on various topics of interest to policy owners and prospective policy owners. These topics may include:

o the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques, such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing;

o the advantages and disadvantages of investing in tax-deferred and taxable investments;

o        customer profiles and hypothetical payment and investment scenarios;

o        financial management and tax and retirement planning; and

o    investment  alternatives  to  certificates  of deposit and other  financial
     instruments,   including   comparisons   between  the   policies   and  the
     characteristics of, and market for, the financial instruments.

In the table below, One-Year Total Return refers to the total of the income generated by a sub-account, based on certain charges and assumptions as described in the table, for the one-year period ended December 31, 1999. Average Annual Total Return is based on the same charges and assumptions, but reflects the hypothetical annually compounded return that would have produced the same cumulative return if the sub-account's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in annual performance return, they are not the same as actual year-by-year results.

                             Sub-Account Performance

   Excluding Monthly Deductions, Administrative Charges and Surrender Charges

The following performance information is based on the periods that the portfolios have been in existence. The performance information is net of total portfolio expenses and all sub-account charges. The data does NOT reflect administrative charges deducted from premiums, monthly deductions under the policies or surrender charges. Returns are for the period ending December 31, 1999.


                                                                                         10 Year or Life

-----------------------------------------------------                                    of the Portfolio
                                                                                         (if Less than 10     Number
                                                                               5 Year       Years Since         of
                                                                               Average      Inception)      Years Since
                                                       Portfolio  1 Year       Annual     Average Annual     Inception
Sub-Account                                            Inception  Total         Total      Total Return      (if Less
Investing in the                                         Date       Return     Return                         than 10
Corresponding Portfolio                                                                                       Years)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Alger American Income & Growth                         11/15/88     42.09%     32.64%         18.63%            N/A
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Alliance VP Growth and Income - Class B                 6/1/99       N/A         N/A          1.68%*           0.51
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Alliance VP Premier Growth - Class B                    7/14/99      N/A         N/A          12.97%*          0.45
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Appreciation                                4/5/93      11.18%     25.19%         19.73%           6.74
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Small Cap                                   8/31/90     22.84%     15.64%         35.30%            N/A
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Balanced - Service Shares           12/31/99      N/A         N/A            N/A             N/A
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Worldwide Growth - Service Shares   12/31/99      N/A         N/A            N/A             N/A
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
MFS VIT Emerging Growth                                 7/24/95     76.27%       N/A          36.04%           4.44
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
MFS VIT Growth With Income                              10/9/95     6.43/%       N/A          20.79%           4.23
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
MFS VIT Research                                        7/26/95     23.74%       N/A          22.52%           4.43
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
MS UIF Emerging Markets Equity                          10/1/96     95.19%       N/A          12.02%           3.25
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
MS UIF Fixed Income                                     1/2/97      -1.87%       N/A           5.02%           2.99
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
MS UIF High Yield                                       1/2/97      6.84%        N/A           8.15%           2.99
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
MS UIF International Magnum                             1/2/97      24.88%       N/A          13.28%           2.99
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Managed(1)                       8/1/88      4.73%      19.41%         16.31%            N/A
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Small Cap(2)                     8/1/88      -2.08%      8.08%         10.84%            N/A
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PIMCO VIT StocksPLUS Growth and Income                  1/2/98      19.55%       N/A          24.60%           2.00
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Growth(3)                              2/26/69     37.44%     41.15%         26.49%            N/A
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Money Market                           1/2/98      4.36%        N/A           4.53%           0.99
-------------------------------------------------------------------------------------------------------------------------

*Not Annualized

(1) On September 16th, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust, the Old Trust was effectively divided into two investment funds - the Old Trust and the present OCC Accumulation Trust, the Present Trust at which time the Present Trust commenced operations. The total net assets of the managed portfolio immediately after the transaction were $682,601,380 in the Old Trust and $51,345,102 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the managed portfolio of the Present Trust reflect the performance of the managed portfolio of the Old Trust.

(2) On September 16th, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust, the Old Trust was effectively divided into two investment funds - the Old Trust and the present OCC Accumulation Trust, the Present Trust at which time the Present Trust commenced operations. The total net assets of the Small Cap Portfolio immediately after the transaction were $139,812,573 in the Old Trust and $8,129,274 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Small Cap Portfolio of the Present Trust reflect the performance of the Small Cap Portfolio of the Old Trust.

(3) The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., is the successor to Separate Account Fund C of Transamerica Occidental Life Insurance Company, a management investment company funding variable annuities, through a reorganization on November 1, 1996. Accordingly, the performance data for the Transamerica VIF Growth Portfolio includes performance of its predecessor.

Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. One-year total return and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio in which a sub-account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

DISTRIBUTION

Transamerica Securities Sales Corporation, or TSSC, acts as the principal underwriter and general distributor of the policy. TSSC is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, or NASD. TSSC was organized on February 26, 1986, under the laws of the state of Maryland. Broker-dealers sell the policies through their registered representatives who are appointed by us.

We pay to broker-dealers who sell the policy commissions based on a commission schedule which provides for commissions of up to 90% of premium payments made up to a level we set; 4.5% of the excess over that for premiums paid in the first year; and 4.5% of premiums paid after the first policy year. We may also provide additional compensation through bonuses.

To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commissions and other sales expenses primarily, but not exclusively, through:

o        the administrative charge;

o        the surrender penalty; and

o investment earnings on amounts allocated under policies to the fixed account.

Commissions paid on the policy, including other incentives or payments, are not charged to the policy owners or the separate account.

LEGAL PROCEEDINGS

There are no pending legal proceedings involving the separate account or its assets. Transamerica is not involved in any litigation that is materially important to its total assets.

INDEPENDENT AUDITORS AND FINANCIAL

STATEMENTS

The statutory-basis financial statements of Transamerica as of December 31, 1999 and 1998, and for each of the three years in the periods ended December 31, 1999, appearing in this prospectus have been audited by Ernst & Young LLP, Independent Auditors, as set forth in their attached reports. Transamerica Separate Account VUL-4 had not commenced operations as of December 31, 1999, and, therefore, no financial statements are included for the separate account. The financial statements audited by Ernst & Young LLP have been included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Statutory-basis financial statements for Transamerica are included in this prospectus, starting on the next page. The statutory-basis financial statements of Transamerica should be considered only as bearing on our ability to meet our obligations under the policy. They should not be considered as bearing on the investment performance of the assets held in the separate account.

FURTHER INFORMATION

We have filed a 1933 Act registration statement for this offering with the SEC. Under SEC rules and regulations, we have omitted from this prospectus parts of the registration statement and amendments. Statements contained in this prospectus are summaries of the policy and other legal documents. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C., on payment of the SEC's prescribed fees.

APPENDIX A



THE FIXED ACCOUNT

 This prospectus is generally intended to serve as a disclosure document only for the policy and the separate account. For complete details regarding the fixed account, see the policy itself.

The fixed account becomes part of our general account. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the 1940 Act.

Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act, and we have been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus which relate to the fixed account.

General Description

Allocations to the fixed account become part of our general account assets and are used to support insurance and annuity obligations.

You may allocate any portion your net premiums to the fixed account. The fixed account is a part of our general account. The general account consists of all assets that we own, except those in the separate account and other separate accounts we may have. Except as limited by law, we have sole control over investment of the assets in our general account. Although you do not share directly in the investment experience of our general account, you are allowed to allocate net premiums to the fixed account and to transfer funds between the separate account and the fixed account, within limits.

Fixed Account Accumulation Value

The accumulation value of the fixed account (including the loan account) on a specified date after the date the initial net premium was allocated to the policy, is equal to:

o the accumulation value on the last monthly policy date, plus accrued interest from the last monthly policy date to the specified date; plus

o any premium qualification credit amount deposited to it on the last monthly policy date, plus accrued interest on that amount; plus

o all net premiums paid into it less any premium refunds since the last monthly policy date, plus accrued interest from the date each net premium was allocated to it; plus

o any amounts transferred from the separate account, plus accrued interest on those amounts since the date of the transfer; minus

o the monthly deduction charged against it on the last monthly policy date, plus accrued interest on that amount; minus

o any partial surrenders and surrender penalty free withdrawals charged against it, including pro rata surrender penalties, since the last monthly policy date, plus accrued interest on that amount from each partial surrender date and/or surrender penalty free withdrawal date to the specified date; minus

o any amounts transferred from the fixed account to the separate account, plus accrued interest on those amounts since the date of the transfer.

Fixed Account Interest

The net premium you allocate to the fixed account will accrue interest from the valuation date we allocate it to the fixed account. Interest is credited monthly on each monthly policy date. The guaranteed minimum interest rate for the fixed account for all policy years is 4% per year. We may declare an interest rate that is higher than the guaranteed minimum interest rate at any time before the policy anniversary nearest exact age 100. You bear the risk that we will not declare an interest higher than 4% per year. We will never declare an interest rate is lower than the guaranteed minimum interest rate. We may change the declared interest rate at any time without notice. Beginning on the policy anniversary nearest exact age 100, the accumulation value of the fixed account will accrue interest at the guaranteed minimum interest rate.

Transfers from the Fixed Account

Except with our consent, transfers from the fixed account will be limited as follows: o at least 90 days must elapse between transfers from the fixed account; and

o the maximum amount which may be transferred is the greater of 25% of the portion of the accumulation value in the fixed account or the amount of the last transfer from the fixed account.

These limitations do not apply to transfers from the loan account due to loan repayments. The portion of the accumulation value in the fixed account excludes the amounts, if any, in the loan account.

We will make the transfer on the day we receive your transfer request in good order. If the day we receive your transfer request is not a valuation date, we will make the transfer on the next following valuation date.

APPENDIX B

SETTLEMENT OPTIONS

Benefit Payment Options

When the survivor dies while the policy is in force, we will pay the death benefit in a lump sum unless you or the beneficiary choose a settlement option. You may choose a settlement option while the survivor is living. The beneficiary may choose a benefit option after the survivor has died. The beneficiary's right to choose will be subject to any benefit payment option restrictions in effect at the survivor's death.

You may also choose one of these options as a method of receiving the surrender proceeds, if any are available under the policy. Settlement options are paid from our general account and are not based on the investment experience of the separate account.

When we receive a satisfactory written request, we will pay the benefit according to one of these options:

OPTION A: Installments for a Guaranteed Period. We will pay equal installments for a guaranteed period of from one to thirty years. Each installment will consist of part benefit and part interest. We will pay the installments monthly, quarterly, semi-annually or annually, as requested.

OPTION B: Installments for Life with a Guaranteed Period. We will pay equal monthly installments as long as the designated individual is living, but we will not make payments for less than the guaranteed period the payee chooses. The guaranteed period may be either 10 years or 20 years. We will pay the installments monthly.

OPTION C: Benefit Deposited with Interest. We will hold the benefit on deposit. It will earn interest at the annual interest rate we are paying as of the date of the survivor's death or the date you surrender the policy. We will not pay less than 2 1/2% annual interest. We will pay the earned interest monthly, quarterly, semi-annually or annually, as requested. The payee may withdraw part or all of the benefit and earned interest at any time.

OPTION D: Installments of a Selected Amount. We will pay installments of a selected amount until we have paid the entire benefit and accumulated interest.

OPTION E: Annuity. We will use the benefit as a single payment to buy an annuity. The annuity may be payable based on the life of one or two designated individuals. It may be payable for life with or without a guaranteed period, as requested. The annuity payment will not be less than what our current annuity contracts are then paying.

General

The payee may arrange any other method of benefit payment as long as we agree to it. There must be at least $10,000 available for any option and the amount of each installment must be at least $100. If the benefit amount is not enough to meet these requirements, we will pay the benefit in a lump sum.

Installments that depend on the designated individual's age are based on age nearest birthday on the date of the survivor's death or the date you surrender the policy. If the net death benefit is payable, the settlement option will start on the date of the survivor's death. If you surrender the policy, the settlement option will start on the date we receive your written surrender request.

We will pay the first installment under any option on the date of the survivor's death or the date you surrender the policy. Any unpaid balance we hold under Options A, B or D will earn interest at the rate we are paying at the time of settlement. We will not pay less than 3% annual interest. Any benefit we hold will be combined with our general account.

If the payee does not live to receive all guaranteed payments under Options A, B or D or any amount deposited under Option C, plus any accumulated interest, we will pay the remaining benefit as scheduled to the payee's estate. If the designated individual does not live to receive all guaranteed payments under Option E, we will pay the remaining benefit as scheduled to the payee's estate. The payee may name and change a successor payee for any amount we would otherwise pay the payee's estate.

APPENDIX C

ILLUSTRATIONS OF
DEATH BENEFIT, ACCUMULATION VALUES
AND ACCUMULATED PREMIUMS


The following tables illustrate the way in which a policy's death benefit and accumulation value could vary over an extended period.

Assumptions

The tables illustrate a policy issued to a male, age 55, and to a female, age 55, each qualifying in a preferred nonsmoker underwriting class. One set of tables illustrates the Option 1 (level) death benefit option; another illustrates the Option 2 (plus) death benefit option; and the last set illustrates the Option 3 (plus premium) death benefit option. In each case, one table illustrates the guaranteed monthly deductions and administrative charge. The other table illustrates the current monthly deductions and administrative charge as presently in effect.

The tables assume that no policy loan has been made; that you have not requested a decrease in the face amount; that no partial surrenders have been made; and that no transfers above 18 have been made in any policy year (so that no related transaction or transfer charges have been incurred). The tables assume that the Full Death Benefit Rider and the Estate Protection Rider are not in effect on the policy.

The tables assume that a $7,500 premium is paid at the beginning of each policy year and that all premiums are allocated to and remain in the separate account for the entire period shown. The tables are based on hypothetical gross investment rates of return for the portfolios (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross (after tax) annual rates of 0%, 6%, and 12%. The tables also shown the amount that would accumulate if premiums accumulated at 5% interest.

The accumulation values and death benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below such averages for individual policy years. The values also would be different depending on the allocation of the policy's total accumulation value amount the sub-accounts if the actual rates of return averaged 0%, 6, or 12%, but the rates of each portfolio varied above and below such averages

Deductions for Charges

The amounts shown for the death proceeds and accumulation values take into account:

1.   an administrative charge deducted from each premium; and

2.    the monthly deductions.

The administrative charge currently is 6% of each premium payment. On a guaranteed basis, the administrative charge is equal to 12% of each premium payment.

The amounts shown for the death proceeds and the accumulation values also take into account the daily charge against the sub-accounts for mortality and expense risks equivalent to 0.25% on an annual basis.

Expenses of the Portfolios

The amounts shown in the tables also take into account the portfolio management fees and operating expenses, which are assumed to be at an annual rate of 0.91% of the average daily net assets of the portfolios. The rate of 0.91% is the simple average of the total portfolio annual expenses for all of the portfolios as shown in the Portfolio Expenses table in the prospectus and takes into account expense reimbursement arrangements. The fees and expenses of each portfolio vary, and, in 1999 ranged from an annual rate of 0.60% to an annual rate of 1.79% of average daily net assets. Some of these expenses reflect expense waivers or reimbursements by the portfolios' advisers as discussed in Note (1) to the Portfolio Expenses table. Without these expense waivers or reimbursements, if applicable, the expenses for those portfolios would be higher and the simple average would have been at the annual rate of 1.05% of average daily net assets. As discussed in Note (1) to the Portfolio Expenses Table, such waivers or reimbursements are expected to continue for 2001. The fees and expenses associated with the policy may be more or less than 0.91% in the aggregate, depending upon how you make allocations of the accumulation value among the sub-accounts. For more information on portfolio expenses, see the Portfolio Expenses Table in this prospectus and the prospectuses for the portfolios.

Net Annual Rates of Investment

Taking into account the separate account mortality and expense risk charge of 0.25%, and the assumed 0.91% charge for portfolio management fees and operating expenses, the gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of -1.16%, 4.84% and 10.84%, respectively.

Upon request, we will provide a comparable illustration based upon the proposed insured's age and underwriting classification, the single payment amount and the allowable requested face amount.



                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VUL-4
                   SURVIVORSHIP VARIABLE UNIVERSAL LIFE POLICY

                                                                                        Male, Non-Tobacco User, Age 55
                                                                                      Female, Non-Tobacco User, Age 55
                                                                                               Face Amount: $1,000,000
                                                                                               Death Benefit: Option 1

 BASED ON CURRENT MONTHLY DEDUCTIONS (WITHOUT RIDERS) AND ADMINISTRATIVE CHARGE,
           AND PORTFOLIO EXPENSES AND MORTALITY & EXPENSE RISK CHARGE

------------------------------------------------------------------------------------------------------------------------------------
           Premiums              Hypothetical 0%                       Hypothetical 6%                       Hypothetical 12%
           Paid Plus         Gross Investment Return               Gross Investment Return               Gross Investment Return
           Interest
 Policy    At 5% Per   Net Cash   Accumulation     Death     Net Cash   Accumulation     Death     Net Cash   Accumulation   Death
  Year       Year       Value        Value        Benefit     Value        Value        Benefit      Value       Value      Benefit
  ----       ----       -----        -----        -------     -----        -----        -------      -----       -----      -------

    1       $7,875        $0         $5,895     $1,000,000      $0         $6,283      $1,000,000     $0         $6,672   $1,000,000
    2       $16,144       $0        $11,865     $1,000,000     $583       $13,023      $1,000,000   $1,788      $14,228   $1,000,000
    3       $24,826     $6,321      $17,761     $1,000,000    $8,644      $20,084      $1,000,000   $11,159     $22,599   $1,000,000
    4       $33,942    $13,140      $23,580     $1,000,000   $17,037      $27,477      $1,000,000   $21,427     $31,867   $1,000,000
    5       $43,514    $19,737      $29,317     $1,000,000   $25,634      $35,214      $1,000,000   $32,545     $42,125   $1,000,000

    6       $53,565    $26,387      $34,967     $1,000,000   $34,725      $43,305      $1,000,000   $44,895     $53,475   $1,000,000
    7       $64,118    $32,797      $40,377     $1,000,000   $44,023      $51,603      $1,000,000   $58,282     $65,862   $1,000,000
    8       $75,199    $38,969      $45,689     $1,000,000   $53,547      $60,267      $1,000,000   $72,837     $79,557   $1,000,000
    9       $86,834    $45,172      $50,892     $1,000,000   $63,585      $69,305      $1,000,000   $88,970     $94,690   $1,000,000
   10       $99,051    $51,256      $55,976     $1,000,000   $74,000      $78,720      $1,000,000  $106,686     $111,406  $1,000,000

   11      $111,878    $57,077      $60,937     $1,000,000   $84,669      $88,529      $1,000,000  $126,014     $129,874  $1,000,000
   12      $125,347    $62,895      $65,755     $1,000,000   $95,868      $98,728      $1,000,000  $147,407     $150,267  $1,000,000
   13      $139,490    $68,554      $70,414     $1,000,000   $107,462     $109,322     $1,000,000  $170,919     $172,779  $1,000,000
   14      $154,339    $73,904      $74,904     $1,000,000   $119,318     $120,318     $1,000,000  $196,635     $197,635  $1,000,000
   15      $169,931    $79,161      $79,161     $1,000,000   $131,675     $131,675     $1,000,000  $225,037     $225,037  $1,000,000

   16      $186,303    $83,156      $83,156     $1,000,000   $143,383     $143,383     $1,000,000  $255,247     $255,247  $1,000,000
   17      $203,493    $86,873      $86,873     $1,000,000   $155,445     $155,445     $1,000,000  $288,569     $288,569  $1,000,000
   18      $221,543    $90,243      $90,243     $1,000,000   $167,814     $167,814     $1,000,000  $325,304     $325,304  $1,000,000
   19      $240,495    $93,262      $93,262     $1,000,000   $180,506     $180,506     $1,000,000  $365,848     $365,848  $1,000,000
   20      $260,394    $95,875      $95,875     $1,000,000   $193,491     $193,491     $1,000,000  $410,608     $410,608  $1,000,000

 Age 60     $43,514    $19,737      $29,317     $1,000,000   $25,634      $35,214      $1,000,000   $32,545     $42,125   $1,000,000
 Age 65     $99,051    $51,256      $55,976     $1,000,000   $74,000      $78,720      $1,000,000  $106,686     $111,406  $1,000,000
 Age 70    $169,931    $79,161      $79,161     $1,000,000   $131,675     $131,675     $1,000,000  $225,037     $225,037  $1,000,000
 Age 75    $260,394    $95,875      $95,875     $1,000,000   $193,491     $193,491     $1,000,000  $410,608     $410,608  $1,000,000
------------------------------------------------------------------------------------------------------------------------------------

(1)  Assumes a $7,500  premium is paid at the  beginning  of each  policy  year.
Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient accumulation value or net cash value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the portfolios. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. The death benefit, accumulation value, and net cash value for a policy would be different from those shown if actual gross rates of return averaged 0%, 6%, or 12 % over a period of years but fluctuated above or below those averages for individual policy years. They would also be different if any partial surrenders or policy loans were made.

(1)




                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VUL-4
                         VARIABLE UNIVERSAL LIFE POLICY

                                                                                            Male, Non-Tobacco User, Age 55
                                                                                          Female, Non-Tobacco User, Age 55
                                                                                                   Face Amount: $1,000,000
                                                                                                   Death Benefit: Option 1

 BASED ON GUARANTEED MONTHLY DEDUCTIONS (WITHOUT RIDERS) AND ADMINISTRATIVE CHARGE,
           AND PORTFOLIO EXPENSES AND MORTALITY & EXPENSE RISK CHARGE

------------------------------------------------------------------------------------------------------------------------------------
             Premiums              Hypothetical 0%                       Hypothetical 6%                       Hypothetical 12%
             Paid Plus         Gross Investment Return               Gross Investment Return               Gross Investment Return
             Interest
  Policy     At 5% Per   Net Cash   Accumulation     Death     Net Cash   Accumulation     Death     Net Cash   Accumulation  Death
   Year        Year        Value        Value       Benefit     Value        Value        Benefit      Value       Value     Benefit
   ----        ----        -----        -----       -------     -----        -----        -------      -----       -----     -------

     1        $7,875        $0         $5,450     $1,000,000      $0         $5,811      $1,000,000     $0       $6,173  $1,000,000
     2        $16,144       $0         $10,933    $1,000,000      $0        $12,007      $1,000,000    $686     $13,126  $1,000,000
     3        $24,826     $4,907       $16,347    $1,000,000    $7,058      $18,498      $1,000,000   $9,387    $20,827  $1,000,000
     4        $33,942     $11,250      $21,690    $1,000,000   $14,853      $25,293      $1,000,000   $18,914   $29,354  $1,000,000
     5        $43,514     $17,376      $26,956    $1,000,000   $22,823      $32,403      $1,000,000   $29,210   $38,790  $1,000,000

     6        $53,565     $22,792      $31,372    $1,000,000   $30,468      $39,048      $1,000,000   $39,842   $48,422  $1,000,000
     7        $64,118     $27,731      $35,311    $1,000,000   $37,996      $45,576      $1,000,000   $51,068   $58,648  $1,000,000
     8        $75,199     $32,141      $38,861    $1,000,000   $45,353      $52,073      $1,000,000   $62,916   $69,636  $1,000,000
     9        $86,834     $36,220      $41,940    $1,000,000   $52,732      $58,452      $1,000,000   $75,667   $81,387  $1,000,000
    10        $99,051     $39,728      $44,448    $1,000,000   $59,884      $64,604      $1,000,000   $89,169   $93,889  $1,000,000

    11       $111,878     $42,416      $46,276    $1,000,000   $66,549      $70,409      $1,000,000  $103,263   $107,123 $1,000,000
    12       $125,347     $44,446      $47,306    $1,000,000   $72,869      $75,729      $1,000,000  $118,204   $121,064 $1,000,000
    13       $139,490     $45,552      $47,412    $1,000,000   $78,553      $80,413      $1,000,000  $133,827   $135,687 $1,000,000
    14       $154,339     $45,460      $46,460    $1,000,000   $83,298      $84,298      $1,000,000  $149,966   $150,966 $1,000,000
    15       $169,931     $44,282      $44,282    $1,000,000   $87,179      $87,179      $1,000,000  $166,851   $166,851 $1,000,000

    16       $186,303     $40,643      $40,643    $1,000,000   $88,777      $88,777      $1,000,000  $183,242   $183,242 $1,000,000
    17       $203,493     $35,150      $35,150    $1,000,000   $88,644      $88,644      $1,000,000  $199,906   $199,906 $1,000,000
    18       $221,543     $27,540      $27,540    $1,000,000   $86,441      $86,441      $1,000,000  $216,734   $216,734 $1,000,000
    19       $240,495     $17,188      $17,188    $1,000,000   $81,456      $81,459      $1,000,000  $233,329   $233,329 $1,000,000
    20       $260,394     $3,446       $3,446     $1,000,000   $72,932      $72,932      $1,000,000  $249,287   $249,287 $1,000,000

  Age 60      $43,514     $17,376      $26,956    $1,000,000   $22,823      $32,403      $1,000,000   $29,210   $38,790  $1,000,000
  Age 65      $99,051     $39,728      $44,448    $1,000,000   $59,884      $64,604      $1,000,000   $89,169   $93,889  $1,000,000
  Age 70     $169,931     $44,282      $44,282    $1,000,000   $87,179      $87,179      $1,000,000  $166,851   $166,851 $1,000,000
  Age 75     $260,394     $3,446       $3,446     $1,000,000   $72,932      $72,932      $1,000,000  $249,287   $249,287 $1,000,000
------------------------------------------------------------------------------------------------------------------------------------






(1)  Assumes a $7,500  premium is paid at the  beginning  of each  policy  year.
Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient accumulation value or net cash value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the portfolios. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period.




                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VUL-4
                         VARIABLE UNIVERSAL LIFE POLICY

                                                                                           Male, Non-Tobacco User, Age 55
                                                                                         Female, Non-Tobacco User, Age 55
                                                                                                  Face Amount: $1,000,000
                                                                                                  Death Benefit: Option 2

 BASED ON CURRENT MONTHLY DEDUCTIONS (WITHOUT RIDERS) AND ADMINISTRATIVE CHARGE,
           AND PORTFOLIO EXPENSES AND MORTALITY & EXPENSE RISK CHARGE

------------------------------------------------------------------------------------------------------------------------------------
           Premiums              Hypothetical 0%                       Hypothetical 6%                       Hypothetical 12%
           Paid Plus         Gross Investment Return               Gross Investment Return                Gross Investment Return
           Interest
 Policy    At 5% Per   Net Cash   Accumulation     Death     Net Cash   Accumulation     Death     Net Cash   Accumulation    Death
  Year       Year        Value        Value       Benefit     Value        Value        Benefit      Value       Value      Benefit
  ----       ----        -----        -----       -------     -----        -----        -------      -----       -----      -------

    1       $7,875        $0         $5,895     $1,005,895      $0         $6,283      $1,006,283     $0         $6,671  $1,006,672
    2       $16,144       $0         $11,864    $1,011,865     $582       $13,022      $1,013,022   $1,787      $14,227  $1,014,228
    3       $24,826     $6,319       $17,759    $1,017,760    $8,641      $20,081      $1,020,082   $11,156     $22,596  $1,022,597
    4       $33,942     $13,136      $23,576    $1,023,577   $17,033      $27,473      $1,027,473   $21,422     $31,862  $1,031,863
    5       $43,514     $19,731      $29,311    $1,029,311   $25,626      $35,206      $1,035,207   $32,536     $42,116  $1,042,117

    6       $53,565     $26,377      $34,957    $1,034,958   $34,712      $43,292      $1,043,293   $44,880     $53,460  $1,053,460
    7       $64,118     $32,782      $40,362    $1,040,362   $44,003      $51,583      $1,051,584   $58,256     $65,836  $1,065,837
    8       $75,199     $38,946      $45,666    $1,045,666   $53,516      $60,236      $1,060,236   $72,794     $79,514  $1,079,514
    9       $86,834     $45,138      $50,858    $1,050,859   $63,536      $69,256      $1,069,257   $88,901     $94,621  $1,094,622
   10       $99,051     $51,206      $55,926    $1,055,927   $73,926      $78,646      $1,078,647  $106,577     $111,297 $1,111,298

   11      $111,878     $57,006      $60,866    $1,060,866   $84,560      $88,420      $1,088,420  $125,848     $129,708 $1,129,708
   12      $125,347     $62,795      $65,655    $1,065,655   $95,709      $98,569      $1,098,569  $147,154     $150,014 $1,150,014
   13      $139,490     $68,415      $70,275    $1,070,275   $107,233     $109,093     $1,109,093  $170,541     $172,401 $1,172,401
   14      $154,339     $73,713      $74,713    $1,074,714   $118,994     $119,994     $1,119,994  $196,078     $197,078 $1,197,078
   15      $169,931     $78,901      $78,901    $1,078,901   $131,216     $131,216     $1,131,217  $224,218     $224,218 $1,224,219

   16      $186,303     $82,804      $82,804    $1,082,804   $142,739     $142,739     $1,142,739  $254,049     $254,049 $1,254,049
   17      $203,493    $864,103      $86,403    $1,086,403   $154,551     $154,551     $1,154,552  $286,838     $286,838 $1,286,838
   18      $221,543     $89,619      $89,619    $1,089,619   $166,584     $166,584     $1,166,584  $322,818     $322,818 $1,322,819
   19      $240,495     $92,447      $92,447    $1,092,448   $178,836     $178,836     $1,178,837  $362,326     $362,326 $1,362,327
   20      $260,394     $94,824      $94,824    $1,094,825   $191,250     $191,250     $1,191,251  $405,671     $405,671 $1,405,671

 Age 60     $43,514     $19,731      $29,311    $1,029,311   $25,626      $35,206      $1,035,207   $32,536     $42,116  $1,042,117
 Age 65     $99,051     $51,206      $55,926    $1,055,927   $73,926      $78,646      $1,078,647  $106,577     $111,297 $1,111,298
 Age 70    $169,931     $78,901      $78,901    $1,078,901   $131,216     $131,216     $1,131,217  $224,218     $224,218 $1,224,219
 Age 75    $260,394     $94,824      $94,824    $1,094,825   $191,250     $191,250     $1,191,251  $405,671     $405,671 $1,405,671
------------------------------------------------------------------------------------------------------------------------------------


(1)




(1)  Assumes a $7,500  premium is paid at the  beginning  of each  policy  year.
Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient accumulation value or net cash value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the portfolios. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period.




                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VUL-4
                         VARIABLE UNIVERSAL LIFE POLICY

                                                                                            Male, Non-Tobacco User, Age 55
                                                                                          Female, Non-Tobacco User, Age 55
                                                                                                   Face Amount: $1,000,000
                                                                                                   Death Benefit: Option 2

 BASED ON GUARANTEED MONTHLY DEDUCTIONS (WITHOUT RIDERS) AND ADMINISTRATIVE CHARGE,
           AND PORTFOLIO EXPENSES AND MORTALITY & EXPENSE RISK CHARGE

------------------------------------------------------------------------------------------------------------------------------------
            Premiums              Hypothetical 0%                       Hypothetical 6%                       Hypothetical 12%
           Paid Plus          Gross Investment Return               Gross Investment Return               Gross Investment Return
            Interest

 Policy    At 5% Per    Net Cash   Accumulation     Death     Net Cash   Accumulation     Death     Net Cash   Accumulation   Death
  Year        Year       Value        Value        Benefit     Value        Value        Benefit      Value       Value      Benefit
  ----        ----       -----        -----        -------     -----        -----        -------      -----       -----     -------

    1        $7,875        $0         $5,450     $1,005,450      $0         $5,811      $1,005,811     $0         $6,173  $1,006,173
    2       $16,144        $0        $10,932     $1,010,933      $0        $12,006      $1,012,007    $685       $13,125  $1,013,125
    3       $24,826      $4,907      $16,346     $1,016,346    $7,056      $18,496      $1,018,496   $9,385      $20,825  $1,020,825
    4       $33,942     $11,246      $21,686     $1,021,687   $14,849      $25,289      $1,025,290   $18,909     $29,349  $1,029,350
    5       $43,514     $17,370      $26,950     $1,026,951   $22,816      $32,396      $1,032,396   $29,201     $38,781  $1,038,782

    6       $53,565     $22,757      $31,337     $1,031,338   $30,425      $39,005      $1,039,005   $39,788     $48,368  $1,048,368
    7       $64,118     $27,653      $35,233     $1,035,234   $37,894      $45,474      $1,045,475   $50,937     $58,517  $1,058,517
    8       $75,199     $32,001      $38,721     $1,038,722   $45,163      $51,883      $1,051,883   $62,659     $69,379  $1,069,380
    9       $86,834     $35,994      $41,714     $1,041,714   $52,411      $58,131      $1,058,131   $75,214     $80,937   $108,035
   10       $99,051     $39,383      $44,103     $1,044,104   $59,375      $64,095      $1,064,096   $88,418     $93,138  $1,093,139

   11       $111,878    $41,916      $45,776     $1,045,777   $65,777      $69,637      $1,069,638  $102,071     $105,931 $1,105,932
   12       $125,347    $43,746      $46,606     $1,046,607   $71,737      $74,597      $1,074,597  $116,374     $119,234 $1,119,234
   13       $139,490    $44,603      $46,463     $1,046,463   $76,941      $78,801      $1,078,801  $131,093     $132,953 $1,132,953
   14       $154,339    $44,210      $45,210     $1,045,211   $81,062      $62,062      $1,082,062  $145,977     $146,977 $1,146,977
   15       $169,931    $42,681      $42,681     $1,042,682   $84,148      $84,148      $1,084,148  $161,147     $161,147 $1,161,147

   16       $186,303    $38,646      $38,646     $1,038,647   $84,750      $84,750      $1,084,750  $175,218     $175,218 $1,175,219
   17       $203,493    $32,720      $32,720     $1,032,721   $83,379      $83,379      $1,083,380  $188,752     $188,752 $1,188,753
   18       $221,543    $24,677      $24,677     $1,024,677   $79,685      $79,685      $1,079,686  $201,426     $201,426 $1,201,426
   19       $240,495    $13,939      $13,939     $1,013,939   $72,935      $72,935      $1,072,935  $212,506     $212,506 $1,212,507
   20       $260,394       $0           $0           $0       $62,378      $62,378      $1,062,378  $221,201     $221,201 $1,221,201

 Age 60     $43,514     $17,370      $26,950     $1,026,951   $22,816      $32,396      $1,032,396   $29,201     $38,781  $1,038,782
 Age 65     $99,051     $39,383      $44,103     $1,044,104   $59,375      $64,095      $1,064,096   $88,418     $93,138  $1,093,139
 Age 70     $169,931    $42,681      $42,681     $1,042,682   $84,148      $84,148      $1,084,148  $161,147     $161,147 $1,161,147
 Age 75     $260,394       $0           $0           $0       $62,378      $62,378      $1,062,378  $221,201     $221,201 $1,221,201
------------------------------------------------------------------------------------------------------------------------------------


(1)




(1)  Assumes a $7,500  premium is paid at the  beginning  of each  policy  year.
Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient accumulation value or net cash value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the portfolios. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period.




                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VUL-4
                         VARIABLE UNIVERSAL LIFE POLICY

                                                                                        Male, Non-Tobacco User, Age 55
                                                                                      Female, Non-Tobacco User, Age 55
                                                                                               Face Amount: $1,000,000
                                                                                               Death Benefit: Option 3

 BASED ON CURRENT MONTHLY DEDUCTIONS (WITHOUT RIDERS) AND ADMINISTRATIVE CHARGE,
           AND PORTFOLIO EXPENSES AND MORTALITY & EXPENSE RISK CHARGE

----------------------------------------------------------------------------------------------------------------------------------
            Premiums              Hypothetical 0%                       Hypothetical 6%                       Hypothetical 12%
           Paid Plus          Gross Investment Return               Gross Investment Return               Gross Investment Return
            Interest

 Policy    At 5% Per    Net Cash   Accumulation     Death     Net Cash   Accumulation     Death     Net Cash   Accumulation   Death
  Year        Year       Value        Value        Benefit     Value        Value        Benefit      Value       Value      Benefit
  ----        ----       -----        -----        -------     -----        -----        -------      -----       -----      -------

    1        $7,875        $0         $5,895     $1,007,500      $0         $6,283      $1,007,500     $0         $6,671  $1,007,500
    2       $16,144        $0        $11,864     $1,015,000     $582       $13,022      $1,150,000   $1,787      $14,227  $1,015,000
    3       $24,826      $6,319      $17,759     $1,022,500    $8,641      $20,081      $1,022,500   $11,156     $22,596  $1,022,500
    4       $33,942     $13,135      $23,575     $1,030,000   $17,032      $27,472      $1,030,000   $21,422     $31,862  $1,030,000
    5       $43,514     $19,729      $29,309     $1,037,500   $25,625      $35,205      $1,037,500   $32,536     $42,116  $1,037,500

    6       $53,565     $26,375      $34,955     $1,045,000   $34,711      $43,291      $1,045,000   $44,880     $53,460  $1,045,000
    7       $64,118     $32,778      $40,358     $1,052,500   $44,002      $51,582      $1,052,500   $58,258     $65,838  $1,052,500
    8       $75,199     $38,940      $45,660     $1,060,000   $53,514      $60,234      $1,060,000   $72,799     $79,519  $1,060,000
    9       $86,834     $45,129      $50,849     $1,067,500   $63,535      $69,255      $1,067,500   $88,912     $94,632  $1,067,500
   10       $99,051     $51,192      $55,912     $1,075,000   $73,926      $78,646      $1,075,000  $106,599     $111,319 $1,075,000

   11       $111,878    $56,984      $60,844     $1,082,500   $84,560      $88,420      $1,082,500  $125,887     $129,747 $1,082,500
   12       $125,347    $62,763      $65,623     $1,090,000   $95,713      $98,573      $1,090,000  $147,222     $150,082 $1,090,000
   13       $139,490    $68,369      $70,229     $1,097,500   $107,243     $109,103     $1,097,500  $170,657     $172,517 $1,097,500
   14       $154,339    $73,648      $74,648     $1,105,000   $119,013     $120,013     $1,105,000  $196,267     $197,267 $1,105,000
   15       $169,931    $78,808      $78,808     $1,112,500   $131,252     $131,252     $1,112,500  $224,523     $224,523 $1,112,500

   16       $186,303    $82,672      $82,672     $1,120,000   $142,799     $142,799     $1,120,000  $254,532     $254,532 $1,120,000
   17       $203,493    $86,217      $86,217     $1,127,500   $154,650     $154,650     $1,127,500  $287,588     $287,588 $1,127,500
   18       $221,543    $89,361      $89,361     $1,135,000   $166,738     $166,738     $1,135,000  $323,966     $323,966 $1,135,000
   19       $240,495    $92,093      $92,093     $1,142,500   $179,071     $179,071     $1,142,500  $364,047     $364,047 $1,142,500
   20       $260,394    $94,341      $94,341     $1,150,000   $191,596     $191,596     $1,150,000  $408,209     $408,209 $1,150,000

 Age 60     $43,514     $19,729      $29,309     $1,037,500   $25,625      $35,205      $1,037,500   $32,536     $42,116  $1,037,500
 Age 65     $99,051     $51,192      $55,912     $1,075,000   $73,926      $78,646      $1,075,000  $106,599     $111,319 $1,075,000
 Age 70     $169,931    $78,808      $78,808     $1,112,500   $131,252     $131,252     $1,112,500  $224,523     $224,523 $1,112,500
 Age 75     $260,394    $94,341      $94,341     $1,150,000   $191,596     $191,596     $1,150,000  $408,209     $408,209 $1,150,000
------------------------------------------------------------------------------------------------------------------------------------


(1)




(1)  Assumes a $7,500  premium is paid at the  beginning  of each  policy  year.
Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient accumulation value or net cash value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the portfolios. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period.




                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VUL-4
                         VARIABLE UNIVERSAL LIFE POLICY

                                                                                           Male, Non-Tobacco User, Age 55
                                                                                         Female, Non-Tobacco User, Age 55
                                                                                                  Face Amount: $1,000,000
                                                                                                  Death Benefit: Option 3

 BASED ON GUARANTEED MONTHLY DEDUCTIONS (WITHOUT RIDERS) AND ADMINISTRATIVE CHARGE,
           AND PORTFOLIO EXPENSES AND MORTALITY & EXPENSE RISK CHARGE

----------------------------------------------------------------------------------------------------------------------------------
           Premiums              Hypothetical 0%                       Hypothetical 6%                       Hypothetical 12%
           Paid Plus         Gross Investment Return               Gross Investment Return               Gross Investment Return
           Interest
 Policy    At 5% Per   Net Cash   Accumulation     Death     Net Cash   Accumulation    Net Cash   Net Cash   Accumulation    Death
  Year       Year       Value        Value        Benefit     Value        Value        Benefit      Value       Value      Benefit
  ----       ----       -----        -----        -------     -----        -----        -------      -----       -----      -------

    1       $7,875        $0         $5,450     $1,007,500      $0         $5,811      $1,007,500     $0         $6,173  $1,007,500
    2       $16,144       $0        $10,932     $1,015,000      $0        $12,006      $1,015,000    $685       $13,125  $1,015,000
    3       $24,826     $4,905      $16,345     $1,022,500    $7,055      $18,495      $1,022,500   $9,384      $20,824  $1,022,500
    4       $33,942    $11,245      $21,685     $1,030,000   $14,848      $25,288      $1,030,000   $18,908     $29,348  $1,030,000
    5       $43,514    $17,368      $26,948     $1,037,500   $22,815      $32,395      $1,037,500   $29,201     $38,781  $1,037,500

    6       $53,565    $22,744      $31,324     $1,045,000   $30,418      $38,998      $1,045,000   $39,789     $48,369  $1,045,000
    7       $64,118    $27,621      $35,201     $1,052,500   $37,878      $45,458      $1,052,500   $50,943     $58,523  $1,052,500
    8       $75,199    $31,939      $38,659     $1,060,000   $45,133      $51,853      $1,060,000   $62,677     $69,397  $1,060,000
    9       $86,834    $35,884      $41,604     $1,067,500   $52,361      $58,081      $1,067,500   $75,258     $80,978  $1,067,500
   10       $99,051    $39,201      $43,921     $1,075,000   $59,295      $64,015      $1,075,000   $88,507     $93,227  $1,075,000

   11      $111,878    $41,624      $45,484     $1,082,500   $65,651      $69,511      $1,082,500  $102,240     $106,100 $1,082,500
   12      $125,347    $43,291      $46,151     $1,090,000   $71,542      $74,402      $1,090,000  $116,673     $119,533 $1,090,000
   13      $139,490    $43,911      $45,771     $1,097,500   $76,645      $78,505      $1,097,500  $131,596     $133,456 $1,097,500
   14      $154,339    $43,179      $44,179     $1,105,000   $80,615      $81,615      $1,105,000  $146,787     $147,787 $1,105,000
   15      $169,931    $41,169      $41,169     $1,112,500   $83,476      $83,476      $1,112,500  $162,405     $162,405 $1,112,500

   16      $186,303    $36,455      $36,455     $1,120,000   $83,741      $83,741      $1,120,000  $177,116     $177,116 $1,120,000
   17      $203,493    $29,564      $29,564     $1,127,500   $81,860      $81,860      $1,127,500  $191,550     $191,550 $1,127,500
   18      $221,543    $20,165      $20,165     $1,135,000   $77,395      $77,395      $1,135,000  $205,453     $205,453 $1,135,000
   19      $240,495     $7,498       $7,498     $1,142,500   $69,465      $69,465      $1,142,500  $218,193     $218,193 $1,142,500
   20      $260,394       $0           $0           $0       $57,100      $57,100      $1,150,000  $229,077     $229,077 $1,150,000

 Age 60     $43,514    $17,368      $26,948     $1,037,500   $22,815      $32,395      $1,037,500   $29,201     $38,781  $1,037,500
 Age 65     $99,051    $39,201      $43,921     $1,075,000   $59,295      $64,015      $1,075,000   $88,507     $93,227  $1,075,000
 Age 70    $169,931    $41,169      $41,169     $1,112,500   $83,476      $83,476      $1,112,500  $162,405     $162,405 $1,112,500
 Age 75    $260,394       $0           $0           $0       $57,100      $57,100      $1,150,000  $229,077     $229,077 $1,150,000
------------------------------------------------------------------------------------------------------------------------------------


(1)  Assumes a $7,500  premium is paid at the  beginning  of each  policy  year.
Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient accumulation value or net cash value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the portfolios. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period.

                     CONTENTS OF THE REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.
Cross-reference to items required by Form N-8B-2. The prospectus consists of ____ pages. The undertaking to file reports.

The undertaking pursuant to Rule 484 under the Securities Act of 1933. Representations Pursuant to Section 26(e) of the Investment Company Act of 1940

The signatures.

Written consents of the following persons:

     1.    Ernst & Young LLP
     2.     Actuarial Opinion 1/

The following exhibits:

     1.    Exhibit 1
     (Exhibits required by paragraph A of the instructions to Form N-8B-2)

(1) Certified copy of Resolutions of the Board of Directors of the Company of December 6, 1996 establishing the Transamerica Occidental Life Separate Account VUL-4. 1/

(2)  Not Applicable.

(3) (a) Form of Distribution Agreement between Transamerica Securities Sales Corporation and Transamerica Occidental Life Insurance Company. 1/

(b) Form of Sales Agreement between Transamerica Life Companies, Transamerica Securities Sales Corporation and Broker-Dealers 1/


 (4)    Not Applicable.

 (5)    Forms of Policy and Policy riders. 1/

 (6)    Organizational documents of the Company, as amended. 1/

 (7)    Not Applicable.

(8) Form of Participation Agreement between: Transamerica Occidental Life Insurance Company and:

                  (a) re The Alger American Fund 1/
                   (b) re Alliance Variable Products Series Fund, Inc. 1/
                   (c) re Dreyfus Variable Investment Fund 1/
                   (d) re Janus Aspen Series 1/
                   (e) re MFS Variable Insurance Trust 1/
                   (f) re Morgan Stanley Universal Funds, Inc. 1/
                   (g) re OCC Accumulation Trust 1/
                   (h) re Transamerica Variable Insurance Fund, Inc. 1/
                  (i) re  PIMCO Variable Insurance Trust 1/

           (9)    Administrative Agreements. N/A

           (10)   Form of Application. 1/

           (11)   Issuance, Transfer and Redemption Procedures Memorandum. 1/

           (12)   Financial Data Schedule.

     2.    Form of Policy and Policy riders are included in Exhibit 1 above.

     3.    Opinion of Counsel. 1/

     4.    Not Applicable.

     5.    Not Applicable.

     6.    Actuarial Consent  1/

     7.    Consent of Independent Accountants

     8.    Powers of Attorney 1/

     1/    Filed herewith.
     --

                                     Part II

Undertaking To File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Rule 484 Undertaking

Article V, Section I, of Transamerica's Bylaws provides: Each person who was or is a party or is threatened to be made a party to or is involved, even as a witness, in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereafter a "Proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation that was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "Agent"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by statutory and decisional law, as the same exists or may hereafter be interpreted or amended (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing, in any Proceeding (hereafter "Expenses"); provided, however, that except as to actions to enforce indemnification rights pursuant to Section 3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right. (It is the Corporation's intent that these bylaws provide indemnification in excess of that expressly permitted by Section 317 of the California General Corporation Law, as authorized by the corporation's Articles of Incorporation.)

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The directors and officers of Transamerica Occidental Life Insurance Company are covered under a Directors and Officers liability program which includes direct coverage to directors and officers (Coverage A) and corporate reimbursement (Coverage B) to reimburse the Company for indemnification of its directors and officers. Such directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers. In general, the term "loss" means any amount which the insureds are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement or omission caused, committed or attempted by a director or officer while acting individually or collectively in their capacity as such, claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $95,000,000 for Coverage A and $80,000,000 for Coverage B for the period 11/15/98 to 11/15/2000. Coverage B is subject to a self insured retention of $15,000,000. The primary policy under the program is with CNA Lloyds, Gulf, Chubb and Travelers.

Representations Pursuant to Section 26(e) of the Investment Company Act of 1940 Transamerica hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica.

                                                    SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Transamerica Occidental Life Separate Account VUL-4, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Los Angeles, and the State of California, on this 5th day of October, 2000.

               Transamerica Occidental Life Separate Account VUL-4
                                  (Registrant)

(SEAL)






Attest:___________________________       By:___________________________________
         (Title)                                (Name)  David M. Goldstein
                                                (Title)  Vice President

                 Transamerica Occidental Life Insurance Company


Pursuant to the requirements of the Securities Act of 1933, Transamerica Occidental Life Insurance Company has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Los Angeles and the State of California, on the 5th day of October, 2000.

                 Transamerica Occidental Life Insurance Company

(SEAL)



Attest:___________________________    By:_______________________________________
         (Title)                                (Name)   David M. Goldstein
                                               (Title)  Vice President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signatures                                  Titles                                      Date
Ron F. Wagley*                      ___________________________                         October 5, 2000
                                        President and Director

Patrick S. Baird*                   ___________________________                         October 5, 2000
                                    Director
Brenda K. Clancy*                   ___________________________                          October 5, 2000
                                    Director and Senior Vice President
James W. Dederer*                   ___________________________                          October 5, 2000
                                    Director, General Counsel and Secretary
George A. Foegele*                  __________________________                          October 5, 2000
                                    Director
Douglas C. Kolsrud*                 __________________________                          October 5, 2000
                                    Director and  Senior Vice President
Richard N. Latzer*                  __________________________                          October 5, 2000
                                    Director and Investment Officer
Karen O. MacDonald*                 _________________________                           October 5, 2000
                                    Director and Acting Chief Financial Officer
Gary U. Rolle'*                     _________________________                           October 5, 2000
                                    Director and Investment Officer
Paul E. Rutledge III*               _________________________                           October 5, 2000
                                    Director and President - Reinsurance Division
Craig D. Vermie*                    _________________________                           October 5, 2000
                                    Director, Vice President and Counsel

_________________________     On October 5, 2000 as Attorney-in-Fact pursuant to
*By: David M. Goldstein             powers of attorney filed herewith.



Exhibit  List

1.   (1)  Certified Copy of Resolution of Board of Directors
     (3)  (a) Form of Distribution Agreement
          (b) Form of Sales Agreement
     (5)  Forms of Contract and Riders
     (6)  Organizational documents
     (8)  Form of Participation Agreements
    (10)  Form of Application
    (11)  Procedures Memorandum